BANCO BBVA ARGENTINA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Condensed Interim Financial statements for the three-month period ended March 31, 2022, comparatively presented.

Consolidated Condensed Statement of Financial Position

Consolidated Condensed Statement of Income

Consolidated Condensed Statement of Other Comprehensive Income

Consolidated Condensed Statement of Changes in Shareholders’ Equity

Consolidated Condensed Statement of Cash Flows

Notes

Exhibits

Separate Condensed Statement of Financial Position

Separate Condensed Statement of Income

Separate Condensed Statement of Other Comprehensive Income

Separate Condensed Statement of Changes in Shareholders’ Equity

Separate Condensed Statement of Cash Flows

Notes

Exhibits

Reporting Summary

Independent auditors’ report on the review of the consolidated condensed interim financial statements

Independent auditors’ report on the review of the separate condensed interim financial statements

Supervisory Committee’s Report

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 59)
(Stated in thousands of pesos in constant currency - Note 3)

	Notes and EXHIBITs	03.31.22	12.31.21

ASSETS

Cash and deposits in banks	7	198,968,415	253,432,076

Cash		74,633,005	86,186,084
Financial institutions and correspondents		124,335,410	167,245,992
Argentine Central Bank (BCRA)		115,924,816	164,799,746
Other in the country and abroad		8,410,594	2,446,246

Debt securities at fair value through profit or loss	8	10,381,511	1,621,405

Derivatives	9	995,893	3,269,080

Repo transactions	10	67,419,171	159,651,988

Other financial assets	11	21,720,948	17,034,203

Loans and other financing	12	405,823,818	439,950,150

Non-financial government sector		554	859
Argentine Central Bank (BCRA)		3,037	-
Other financial institutions		4,565,575	4,886,711
Non-financial private sector and residents abroad		401,254,652	435,062,580

Other debt securities	13	359,629,945	214,717,733

Financial assets pledged as collateral	14	23,106,432	23,540,145

Current income tax assets	15 a)	2,350,377	2,616,617

Investments in equity instruments	16	513,004	2,573,696

Investments in associates	17	2,248,875	2,380,845

Property and equipment	18	58,288,661	59,104,204

Intangible assets	19	4,588,267	4,266,248

Deferred income tax assets		1,005,425	1,017,228

Other non-financial assets	20	11,689,972	10,216,080

Non-current assets held for sale	21	350,653	350,653

TOTAL ASSETS		1,169,081,367	1,195,742,351

Notes and EXHIBITs are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 59)
(Stated in thousands of pesos in constant currency - Note 3)

	Notes and EXHIBITs	03.31.22	12.31.21

LIABILITIES

Deposits	22 and EXHIBIT H	797,313,834	822,162,976

Non-financial government sector		17,410,613	15,407,629
Financial sector		292,369	252,220
Non-financial private sector and residents abroad		779,610,852	806,503,127

Liabilities at fair value through profit or loss	23	20	-

Derivatives	9	327,363	364,708

Other financial liabilities	24	69,565,210	71,490,080

Financing received from the BCRA and other financial institutions	25	12,228,779	13,647,470

Corporate bonds issued	26	449,381	583,801

Current income tax liabilities	15 b)	547,302	411,199

Provisions	27 and EXHIBIT J	5,814,273	6,515,123

Deferred income tax liabilities		11,571,932	9,528,266

Other non-financial liabilities	28	77,113,042	82,295,100

TOTAL LIABILITIES		974,931,136	1,006,998,723

EQUITY

Share capital	30	612,710	612,710
Non-capitalized contributions		46,228,610	46,228,610
Capital adjustments		33,118,239	33,118,239
Reserves		81,421,905	81,421,905
Retained earnings		22,857,125	(1,755,820)
Other accumulated comprehensive income/(loss)		2,133,290	808,797
Income for the period/year		4,186,635	24,587,451
Equity attributable to owners of the Parent		190,558,514	185,021,892
Equity attributable to non-controlling interests		3,591,717	3,721,736

TOTAL EQUITY		194,150,231	188,743,628

TOTAL LIABILITIES AND EQUITY		1,169,081,367	1,195,742,351

Notes and EXHIBITs are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 59)
(Stated in thousands of pesos in constant currency - Note 3)

	Notes and EXHIBITs	Accumulated as of 03.31.22	Accumulated as of 03.31.21

Interest income	31	69,019,815	56,932,297
Interest expense	32	(29,791,046)	(23,509,982)

Net interest income		39,228,769	33,422,315

Commission income	33	12,954,177	11,909,088
Commission expenses	34	(6,319,886)	(6,705,029)

Net commission income		6,634,291	5,204,059

Net income from financial instruments at fair value through profit or loss	35	4,085,612	2,482,404
Net income (loss) from derecognition of assets at amortized cost and at fair value through OCI	36	(34,245)	(51,187)
Foreing exchange and gold gains/(losses)	37	1,711,508	1,389,125
Other operating income	38	3,374,744	2,399,037
Loan loss allowance		(2,269,249)	(2,968,414)

Net operating income		52,731,430	41,877,339

Personnel benefits	39	(9,064,540)	(9,058,615)
Administrative expenses	40	(9,514,721)	(8,269,664)
Depreciation and amortization	41	(1,634,552)	(1,658,133)
Other operating expenses	42	(7,754,311)	(7,208,701)

Operating income		24,763,306	15,682,226

Income (loss) from associates and joint ventures		(267,153)	(45,480)
Gain (loss) on net monetary position		(18,729,162)	(11,711,485)
Income before income tax		5,766,991	3,925,261

Income tax	15 c)	(1,732,762)	677,246

Net income for the period		4,034,229	4,602,507

Net income for the period attributable to:
Owners of the Parent		4,186,635	4,666,744
Non-controlling interests		(152,406)	(64,237)

Notes and EXHIBITs are an integral part of these consolidated financial statements.

EARNINGS PER SHARE
AS OF MARCH 31, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 59)
(Stated in thousands of pesos in constant currency - Note 3)

Accounts	03.31.22	03.31.21

Numerator:

Net income attributable to owners of the Parent	4,186,635	4,666,744
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	4,186,635	4,666,744

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in thousands of pesos)	6.8330	7.6166
Diluted earnings per share (stated in thousands of pesos) (1)	6.8330	7.6166

(1)	As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE-MONTH INTERIM PERIOD ENDED MARCH 31, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 59)
(Stated in thousands of pesos in constant currency - Note 3)

	Accumulated as of 03.31.22	Accumulated as of 03.31.21

Net income for the period	4,034,229	4,602,507

Other comprehesive income components to be reclassified to net income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method
Loss for the year on the Share in OCI from associates and joint ventures at equity method	-	(8,453)
	-	(8,453)

Profit or losses from financial instruments at fair value through OCI
Income for the period on financial instruments at fair value through OCI	1,878,482	(677,805)
Reclassification adjustment for the period	34,245	51,187
Income tax	(580,295)	245,563
	1,332,432	(381,055)

Other comprehesive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)
Loss for the year on equity instruments at fair value through OCI	(7,939)	(6,953)
Income tax	-	427
	(7,939)	(6,526)

Total Other Comprehensive Income for the period	1,324,493	(396,034)

Total Comprehensive Income	5,358,722	4,206,473

Total comprehensive income:
Attributable to owners of the Parent	5,511,128	4,270,710
Attributable to non-controlling interests	(152,406)	(64,237)

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE-MONTH INTERIM PERIOD ENDED MARCH 31, 2022
(Translation of Financial statements originally issued in Spanish - See Note 59)
(Stated in thousands of pesos in constant currency - Note 3)

	2022
	Share	Non-capitalized		Other Comprehensive		Retained
	Capital	contributions		Income		Earnings
	Outstanding shares	Share premium		Profit or losses from financial instruments at fair value through OCI	Other				Total equity attributable to owners of the Parent	Total equity attributable to non-controlling interests	Total
								Unappropriated retained earnings
			Adjustments to equity
Transactions						Legal reserve	Optional reserve

Restated balances at the beginning of the year	612,710	46,228,610	33,118,239	873,757	(64,960)	39,468,545	41,953,360	22,831,631	185,021,892	3,721,736	188,743,628
Impact of application of financial information Framework set forth by BCRA, IFRS 9 - Section 5.5	-	-	-	-	-	-	-	25,494	25,494	22,387	47,881

Adjusted balance at the beginning of the year	612,710	46,228,610	33,118,239	873,757	(64,960)	39,468,545	41,953,360	22,857,125	185,047,386	3,744,123	188,791,509

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	4,186,635	4,186,635	(152,406)	4,034,229
- Other Comprehensive Income for the period	-	-	-	1,324,493	-	-	-	-	1,324,493	-	1,324,493

Balances at fiscal period-end	612,710	46,228,610	33,118,239	2,198,250	(64,960)	39,468,545	41,953,360	27,043,760	190,558,514	3,591,717	194,150,231

Notes and EXHIBITs are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE-MONTH INTERIM PERIOD ENDED MARCH 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 59)
(Stated in thousands of pesos in constant currency - Note 3)

	2021
	Share	Non-capitalized		Other Comprehensive		Retained
	Capital	contributions		Income		Earnings
	Outstanding Shares	Share premium		'Profit or losses from financial instruments at fair value through OCI	Other				Total equity attributable to owners of the Parent	Total equity attributable to non-controlling interests	Total
								Unappropriated retained earnings
			Adjustments to equity
Transactions						Legal reserve	Optional reserve

Restated balances at the beginning of the year	612,710	46,228,610	33,118,239	226,239	(89,547)	39,468,545	111,782,757	(51,562,958)	179,784,595	3,746,018	183,530,613

Adjusted income from previous years (see Note 2.b))	-	-	-	-	-	-	-	(1,755,774)	(1,755,774)	-	(1,755,774)

Adjusted balance at the beginning of the year	612,710	46,228,610	33,118,239	226,239	(89,547)	39,468,545	111,782,757	(53,318,732)	178,028,821	3,746,018	181,774,839

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	4,666,744	4,666,744	(64,237)	4,602,507
- Other Comprehensive Income for the period	-	-	-	(381,055)	(14,979)	-	-	-	(396,034)	-	(396,034)

Balances at fiscal period end	612,710	46,228,610	33,118,239	(154,816)	(104,526)	39,468,545	111,782,757	(48,651,988)	182,299,531	3,681,781	185,981,312

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 59)
(Stated in thousands of pesos in constant currency - Note 3)

Accounts	03.31.22	03.31.21

Cash flows from operating activities

Income before income tax	5,766,991	3,925,261

Adjustment for total gain/loss on net monetary position for the period	18,729,162	11,711,485

Adjustments to obtain cash flows from operating activities:	2,647,115	125,931
Depreciation and amortization	1,634,552	1,658,133
Loan loss allowance	2,269,249	2,968,414
Effect of foreign exhange changes on cash and cash equivalents	(417,928)	(1,198,838)
Income/(Loss) from sale of Prisma Medios de Pagos S.A.	(2,615,050)	-
Other adjustments	1,776,292	(3,301,778)

Net increases from operating assets:	(154,161,611)	(7,024,847)
Debt securities at fair value through profit or loss	(10,107,789)	(31,594,357)
Derivatives	1,898,357	2,953,872
Repo transactions	79,718,964	38,915,376
Loans and other financing	(29,313,243)	(7,745,898)
Non-financial government sector	217	181
Other financial institutions	(1,481,088)	(1,914)
Non-financial private sector and residents abroad	(27,832,372)	(7,744,165)
Other debt securities	(187,538,550)	1,166,772
Financial assets pledged as collateral	(2,981,408)	3,397,599
Investments in equity instruments	(69,271)	517,693
Other assets	(5,768,671)	(14,635,904)

Net increases from operating liabilities:	111,969,851	66,332,041
Deposits	93,458,175	46,665,030
Non-financial government sector	4,386,291	347,786
Financial sector	110,310	(381,609)
Non-financial private sector and residents abroad	88,961,574	46,698,853
Liabilities at fair value through profit or loss	20	-
Derivatives	41,851	288,008
Other liabilities	18,469,805	19,379,003

Income tax paid	(217,616)	(3,597,077)

Total cash flows (used in)/ generated by operating activities	(15,266,108)	71,472,794

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 59)
(Stated in thousands of pesos in constant currency - Note 3)

Accounts	03.31.22	03.31.21

Cash flows from investing activities

Payments:	(1,283,702)	(1,131,157)
Purchase of property and equipment, intangible assets and other assets	(1,125,745)	(1,096,875)
Other payments related to investing activities	(157,957)	(34,282)

Collections:	-	463,921
Other collections related to investing activities	-	463,921

Total cash flows used in investing activities	(1,283,702)	(667,236)

Cash flows from financing activities

Payments:	(1,882,931)	(2,443,362)
Non-subordinated corporate bonds	(110,860)	(397,237)
BCRA	-	(10,242)
Financing from local financial institutions	(1,426,873)	(1,600,778)
Leases	(345,198)	(435,105)

Collections:	5,507	-
BCRA	5,507	-

Total cash flows used in financing activities	(1,877,424)	(2,443,362)

Effect of exchange rate changes on cash and cash equivalents	417,928	1,198,838
Gain/loss on net monetary position of cash and cash equivalents	(36,454,355)	(32,453,529)

Total changes in cash flows	(54,463,661)	37,107,505
Restated cash and cash equivalents at the beginning of the year (Note 7)	253,432,076	266,490,343
Cash and cash equivalents at fiscal year-end (Note 7)	198,968,415	303,597,848

Notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish - See Note 59)
(Amounts stated in thousands of Argentine pesos in constant currency –Note 3)

1.	General Information
1.1.	Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 243 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of March 31, 2022.

These consolidated condensed interim financial statements include the Entity and its subsidiaries (collectively referred to as the “Group”).

The financial statements of the subsidiaries were prepared as of the same dates and for the same periods as those of Banco BBVA Argentina S.A.

The Entity's subsidiaries are listed below:

– BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión: a corporation incorporated under the laws of Argentina as an agent for the management of mutual funds.

– Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

– PSA Finance Argentina Compañía Financiera S.A. (“PSA”): a financial company incorporated under the laws of Argentina engaged in the granting of pledge loans; and

– Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”): a financial company incorporated under the laws of Argentina engaged in the granting of pledge loans.

Argentine Capital Markets Law No. 26831, enacted on December 28, 2012 and amended by Law No. 27440 dated May 11, 2018, subsequently regulated through General Resolution No. 622/13 and General Resolution No. 731/2018 issued by the Argentine Securities Commission (CNV), establishes in section 47 that agents have an obligation to register with the CNV, to act in the market in any of the capacities set forth in such law. On September 9 and 19, 2014, the Entity was registered as an Agent for the Custody of Mutual Funds under No. 4 and as a Comprehensive Clearing and Settlement Agent under No. 42. On August 7, 2014, the subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión was registered as a Mutual Fund Agent under No. 3.

Part of the Entity's capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2.	Economic Context

The Bank continues to operate in a complex economic context, signaled by the persistence of high inflation, although economic activity levels have been recovering since the second half of 2020, amidst the ongoing health emergency. This scenario is accompanied by volatile financial variables, including, among others, a country risk indicator which has increased even after the successful renegotiation of the sovereign debt in 2020, as well as the imputed exchange rates impacting the outstanding public debt denominated in foreign currency.

Against this backdrop, by means of Decree No. 1042/2020, the Executive Branch extended the effectiveness of the Public Emergency, Social Solidarity and Productive Revival Law (the “Public Emergency Law”) for one additional year, until December 31, 2021, declaring Argentina in economic, financial, administrative, social security, energy, public health and social emergency. It was subsequently extended until December 31, 2022 pursuant to Decree No. 12/2022 dated January 11, 2022.

On the fiscal front, in December 2020, the Argentine Government and the provinces (excluding the City of Buenos Aires) agreed upon a new Fiscal Consensus empowering provincial jurisdictions to set turnover tax rates, without applying the caps established in the 2017 Fiscal Consensus. Concerning income tax, Law No. 27630 was enacted and published in the Official Gazette on June 16, 2021. Such law provides for an increase in the income tax rate for large corporations, including the Bank, from 30% to 35%, effective as from fiscal years beginning on or after January 1, 2021.

As regards foreign exchange matters, on December 30, 2019, the BCRA published Communication “A” 6856 establishing the effectiveness of the provisions made known through Communication “A” 6770, as amended, whereby, among other measures, it provided that the BCRA's previous consent will be required to access the foreign exchange market for the remittance of profits and dividends, payment of services to foreign related companies, and early payment of financial debts (principal and interest) over three business days before their due date. As of the date of these financial statements, the BCRA issued further regulations imposing new restrictions to access the exchange market.

Concerning the renegotiation of the Argentine Government’s foreign debt with its main creditors, on March 25, 2022, the executive board of the International Monetary Fund and the Argentine Congress approved a new refinancing arrangement for an amount of US$ 45 billion under the Extended Fund Facility (EFF) program. The main economic measures included in the program are as follows:

- reduction of the fiscal deficit to 2.5% of GDP in 2022 (in 2021: 3%), 1.9% in 2023 and 0.9% in 2024;

- reduction of monetary issue to 1% of GDP in 2022, 0.6% in 2023 and 0% in 2024;

- reduction of inflation and reconstruction of international reserves; and

- as per the foreign exchange market, maintenance of current crawling peg regime.

The arrangement implies quarterly reviews in order to assess compliance with goals and define future disbursements.

1.3.	COVID-19

On March 11, 2020, the World Health Organization designated the Coronavirus (COVID-19) outbreak as a pandemic, due to its fast pace of proliferation across more than 150 countries. Most governments took restrictive measures to contain the spread, including, without limitation, social distancing, confinement, lockdowns, and restrictions to the free movement of people, closure of governmental and private facilities, other than those deemed essential (i.e., health, food, fuel and communication facilities), border closures, and drastic reductions in transportation by air, sea, railroad and land.

As for Argentina, where the Entity operates, on March 12, 2020, Executive Decree No. 260/2020, as amended, was issued, declaring the country in health emergency in order to cope with the crisis brought about by the COVID-19. On March 19, 2020, Executive Decree No. 297/2020 was issued, mandating social and preventive lockdown measures, effective from March 20, 2020 through November 8, 2020, pursuant to successive extensions established by subsequent Decrees published in the Official Gazette. By means of Decree No. 875/2020 dated November 7, 2020, the Executive Branch established mandatory social preventive distancing measures, subsequently extended until April 9, 2021 for people residing in or moving around urban agglomerations and districts or provinces, to the extent they meet the epidemiological and health parameters therein set forth.

On March 11, 2021, the Executive Branch passed Decree No. 167/2021 extending until December 31, 2021 the term of the health emergency declared by means of Law No. 27541 and subsequently extended by Decree No. 260/2020, as amended. On December 24, 2021, Decree No. 867/2021 extended the health emergency once again until December 31, 2022.

The Executive Branch imposed overall prevention measures by means of Decree No. 235/2021, which came into force on April 10, 2021 and was extended several times by subsequent decrees until August 6, 2021, taking into consideration the epidemiological and health risk indicators prevailing in each geographic area. On August 7, 2021, Decree No. 494/2021 was published, establishing the criteria to define epidemiological and health alert scenarios. Such criteria will remain in effect until October 1, 2021 inclusive. On October 1, 2021, Decree No. 678/2021 was published. Such decree establishes new general prevention measures, making those already in force more flexible, and regulates the performance of activities involving greater epidemiological and health risk, effective until December 31, 2021.

The measures adopted by the Executive Branch originally led to the slowdown or suspension of most non-essential activities carried out by individuals and, as such, have had significant impact on the economy at the national, regional and global levels, due to the disruption or slowdown of supply chains, coupled with rising economic uncertainty, as evidenced by the increased volatility in asset prices and exchange rates, and a decline in long-term interest rates. Then, due to the epidemiological evolution in different regions of the country, the restrictive measures progressively became more flexible, allowing to gradually resume economic and personal activities.

In an effort to address the challenges brought about by the pandemic, the BCRA took several measures primarily aimed at facilitating credit access by economic players, including, without limitation:

a)	eased calculation of days in arrears and suspension of certain mandatory reclassification provisions for purposes of the financial system's debtors classification and allowance assessment, according to the BCRA's rules and regulations. Communication “A” 7245 dated March 25, 2021 establishes the schedule by which days in arrears for debtors classification will increase. Since June 1, 2021, debtors will have to be classified according to preexisting arrears criteria;
b)	maximum limit on positions held by entities in Bills issued by the BCRA (LELIQs);
c)	obligation for financial institutions to grant credit facilities to micro, small and medium enterprises (MSMEs) at an annual nominal interest rate of 24% to cover working capital requirements or to pay for wages. Since November 6, 2020, the extension of such credit lines is voluntary;
d)	obligation for financial institutions to automatically extend the payment term of credit card outstanding balances until September 30, 2020, offering payment plans of up to 9 installments, at an annual interest rate of up to 40% and with a three-month grace period;
e)	for mortgage and pledge loans adjustable by UVA (that is, according to the changes in the CPI), by means of Decrees No. 319/2020 and 767/2020, the Argentine Government suspended hikes in outstanding installments until January 2021. In addition, an 18-month convergence period will commence in February 2021, in order for installments to gradually reach ordinary levels, without the impact of the suspended hikes. The difference between the payments made pursuant to contractual conditions and those arising from the suspension will be payable in new installments not to exceed the amount of the originally agreed-upon ones upon expiration of the original contractual term;

f)	suspended hikes in fees and commissions (related to savings accounts, credit cards, checking accounts and safety boxes) from November 5, 2020 with maximum percentages allowed by the BCRA. Such percentages shall be communicated to the BCRA at least 30 days prior to date scheduled to inform the user, and they shall only be applied 60 days after users have been informed;
g)	ceiling rates on credit card revolving financing facilities and floor rates on time deposits;
h)	obligation for financial institutions to grant credit facilities to customers and non-customers at a regulatory interest rate of 24% for the purchase of Argentine-sourced capital goods and for health-care providers and companies which had no access to bank loans. Since November 6, 2020, the extension of such credit lines is voluntary;
i)	obligation for financial institutions to grant credit to businesses under the Employment and Production Emergency Assistance Program (the “Program”) at a regulatory interest rate of 15%;
j)	under such Program, financial institutions will be required to grant zero-interest rate credit facilities in pesos (15% of such rate to be subsidized by the Federal Productive Development Fund or FONDEP, for its Spanish acronym) for taxpayers under the simplified tax regime and self-employed workers engaged in cultural activities, and applying for them until December 31, 2020, as well as new "2021 zero rate loans" (15% Annual Nominal Rate (TNA) recognized by the "FONDEP") for taxpayers under the simplified tax regime, to be granted by financial institutions to customers that apply for it until January 20, 2022;
k)	from October 16, 2020 to September 30, 2022, large financial institutions, including the Bank, are required to maintain outstanding balances under the “Financing line for productive investments of MSMEs” to finance investment projects, working capital and discount of financial instruments equivalent, at least, to 7.5% of non-financial private sector deposits; and
l)	for employer customers eligible for the Productive Recovery Program II (REPRO II), financial institutions will be required to defer unpaid installments with maturity as from May 14, 2021 to the month following the end of the credit life. In addition, compensatory interest shall only accrue at the contractually agreed-upon rate.

On December 16, 2021, the BCRA issued Communication “A” 7421, which authorizes, with effects from January 1, 2022 to December 31, 2022, the distribution of earnings for up to 20% of distributable earnings and establishes that, as from January 1, 2022, financial institutions authorized by the BCRA shall complete distributions in 12 equal, monthly and consecutive installments.

The events described in Notes 1.2. and 1.3. above impact the Entity's operations, while also affecting the calculation of expected credit losses under IFRS 9 and the valuation of debt instruments issued by the public sector (given their new conditions, such as lower rates, longer term and different currency), by decreasing the financial margin and restricting the Entity's ability to charge fees and commissions on certain activities (withdrawal of funds from ATMs, transactions carried out at the branch by MSMEs).

As of March 31, 2022, minimum capital and minimum cash surpass the minimum thresholds required by the BCRA, with no deficits in these ratios being expected for the following twelve months.

The Entity's Management monitors the development of these events on an ongoing basis in order to define the actions to be taken and identify their potential impact on its financial position.

As of the date of these financial statements, the above-described events have not had a material impact on the Entity’s financial position, results of operations and/or cash flows. Management believes that no material impacts will occur in the future if activity remains, at least, at current levels.

2.	Basis for the preparation of the Financial Statements

These consolidated condensed interim financial statements as of March 31, 2022 and for the three-month period then ended, were prepared in accordance with the reporting framework set forth by the BCRA that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity and the consolidated entities thereof (Group “C” entities) have applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector, which were excluded from the scope of such standard.

If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of March 31, 2022 and December 31, 2021 would have been reduced by approximately 2,105,758 and 2,218,881, respectively, net of the deferred tax effect.

Group “C” entities (the Entity’s consolidated entities) have applied the expected credit loss model mentioned in the first paragraph since January 1, 2022 as set forth in Communication “A” 6938, as supplemented.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recognized under “Investments in Equity Instruments” as of December 31, 2021 and December 31, 2020 (see Note 16).

Additionally, the Bank recognized an adjustment to previous years’ profits, at the request of the BCRA. By means of Memorandum No. 8/2021 dated May 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on the items “Investments in Equity Instruments” by 2,508,271 (decrease) and “Unappropriated retained earnings” by 1,755,774 (net decrease in deferred income tax) in the comparative Consolidated Statement of Financial Position as of December 31, 2021 and in the comparative Consolidated Statement of Changes in Shareholders’ Equity as of March 31, 2021.

In determining the valuation of such equity interest, the Bank followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

In March 2022, the shares corresponding to the aforementioned interest were transferred and the income (loss) from their sale was recorded in the quarter ended March 31, 2022.

c)	Memorandum No. 6/2017 on income tax reassessment

On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. As described in Note 15, such provision was fully reversed as from June 30, 2021.

The exceptions described above imply a deviation from IFRS.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2021. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2021 are included.

These financial statements have been approved by the Board of Directors of Banco BBVA Argentina S.A. on May 19, 2022.

3.	Functional and presentation currency

The Bank considers the Argentine Peso as the functional and presentation currency. All amounts are stated in thousands of pesos, unless otherwise stated. All the periods and the fiscal year reflected in these financial statements are exposed in constant currency as of March 31, 2022.

Measuring Unit

IAS 29 requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be stated in the measuring unit current at the reporting period end. IAS 29 provides certain qualitative and quantitative guidelines to determine the existence of a hyperinflationary economy. Accordingly, hyperinflation shall be deemed to exist where the last three years' cumulative inflation approaches or exceeds 100%. In Argentina, consensus has been reached among local professional associations in that, as from July 1, 2018, the Argentine economy should be regarded as hyperinflationary based on the guidelines established in IAS 29.

By means of Communication “A” 6651, as amended, the BCRA mandated the retroactive application of IAS 29 to fiscal years beginning on or after January 1, 2020.

Entities should rely on the following price indexes for such purposes:

•	for items subsequent to December 2016: Consumer Price Index (CPI) compiled by the Argentine Institute of Statistics and Census (“INDEC”), and
•	for items previous to December 2016: The price index released by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

Under IAS 29, assets and liabilities, which are not stated in the measuring unit current at the end of the reporting period, are restated by applying the price index. The restated value of a non-monetary item is reduced when it exceeds its recoverable value.

The Entity recognized the impact of the adoption of IAS 29 at the beginning of the first year of application under Unappropriated retained earnings. All items of the Consolidated Statements of Income and Other Comprehensive Income are restated into the measuring unit current at year-end. The gain or loss on net monetary position is recognized in the Consolidated Statement of Income under “Gain (loss) on net monetary position,” except for gains or losses related to investments in equity instruments at fair value through profit or loss, which are recognized in real terms under “Net income from financial instruments carried at fair value through profit or loss” in the Consolidated Statement of Income.

The Bank prepares its financial statements based on the historical cost approach, and has applied the guidelines of IAS 29 as follows:

a)	the Statement of Financial Position as of December 31, 2021 was restated into the measuring unit current as of March 31, 2022;
b)	the Statements of Income, Other Comprehensive Income, Changes in Shareholders' Equity and Cash Flows for the period ended March 31, 2021 were restated into the measuring unit current as of March 31, 2022, calculating and separately disclosing the gain or loss on net monetary position.
c)	The Entity recalculated the balance of Other accumulated comprehensive income as of December 31, 2021 and Other comprehensive income for the period as of March 31, 2021, availing of the option set forth in Communication "A" 7222 issued by the BCRA, which allowed for the early adoption of Communication "A" 7211, repealing the provisions of Communication "A" 6849 concerning the recognition of monetary losses associated with positions carried at fair value through OCI;

d)	the Statements of Income, Other Comprehensive Income, Changes in Shareholders' Equity and Cash flows for the period ended March 31, 2022 were restated, calculating and separately disclosing the gain or loss on net monetary position.

In applying IAS 29 to the Statement of Financial Position, the Bank has relied on the following methodology and criteria:

a)	Non-monetary assets and liabilities were restated by applying the price index from their date of recognition. The restated amounts were written down to their recoverable values, applying the relevant IFRS, where appropriate.
b)	Monetary assets and liabilities were not restated.
c)	Assets and liabilities contractually related to changes in prices, such as index-linked securities and loans, were measured on the basis of the related contract.
d)	The measurement of investments accounted for under the equity method was based on associates' and joint businesses' information prepared in accordance with IAS 29.
e)	Deferred income tax assets and liabilities were recalculated on the basis of the restated amounts.

In applying IAS 29 to the Statements of Income, other comprehensive income and cash flows, the Bank has relied on the following methodology and criteria:

a)	All items of the Statements of Income, other comprehensive income and cash flows were restated into the measuring unit current at March 31, 2022.
b)	The gain or loss on net monetary position is recognized in the Statement of Income (with the exceptions mentioned above regarding investments in equity instruments measured at fair value).
c)	The gain or loss on cash and cash equivalents is disclosed in the Statement of Cash Flows separately from the cash flows from operating, investing and financing activities, as a reconciling item between cash and cash equivalents at the beginning of the year and at year-end.

4. Accounting estimates and judgments

Significant judgments made by Management in the application of accounting policies as well as the premises and estimates on uncertainties as of March 31, 2022 were the same as those described in Note 4.1. and 4.2. to the consolidated financial statements as of December 31, 2021.

In addition, the Group applies the same methodologies for the assessment of fair values and the same criteria for the classification of fair value levels as those described in Note 4.3. to the consolidated financial statements as of December 31, 2021.

5. Significant accounting policies and BCRA guidelines

In preparing these consolidated condensed interim financial statements, the Entity applied the same accounting policies and BCRA guidelines as those relied on in preparing its financial statements as of December 31, 2021, except as stated in note 5.2.

5.1 Comparative information

The Consolidated Condensed Statement of Financial Position and related notes as of March 31, 2022 are comparatively presented with the prior year, while the Consolidated Condensed Statements of Income, Other Comprehensive Income, Changes in Shareholders' Equity, and Cash Flows, and their related notes for the three-month period ended March 31, 2022, are comparatively presented with the balances of the same period of the previous year.

Comparative information was restated at year-end currency as described in Note 3.

Certain changes are also made derived from adjustments to prior years’ profits or losses, as described in Note 2.b).

The modification of the comparative information does not imply changes in the decisions taken based thereon.

5.2 Implementation of the impairment model Paragraph 5.5 – IFRS 9 in related companies

On March 19, 2020, the BCRA issued Communication "A" 6938—which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

The BCRA, through Communication “A” 7427 dated December 23, 2021, extended the application of the section referred to in the preceding paragraph until January 1, 2023, at the option of Group C financial institutions.

The entities included in the Bank’s consolidation did not exercise this option and started to apply, beginning on January 1, 2022 the impairment model set forth in paragraph 5.5 of IFRS 9 of expected credit loss, with non-financial government sector debt instruments being excluded from the scope thereof.

6.	Changes to accounting policies and new IFRS issued but not yet effective

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRS are modified or repealed and, once such changes are adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) by means of Notices of Adoption, the BCRA shall issue a statement announcing its approval for financial institutions. In general, early adoption of an IFRS shall not be allowed, unless specifically admitted when adopted.

The following new or amendments to the current IFRS are effective as from the fiscal year beginning on January 1, 2023. Early adoption is permitted. These amendments were not early adopted by the Group in these consolidated condensed interim financial statements.

New Standard or Amendment	Effective as from
IFRS 17 Insurance Contracts and Amendments to IFRS 17	January 1, 2023
Classification of Liabilities as Current or Non-current (Amendment to IAS 1)	January 1, 2023
Definition of accounting estimates (Amendment to IAS 8)	January 1, 2023
Disclosure of accounting policies (Amendments to IAS 1 and IFRS Practice Statement 2)	January 1, 2023
Deferred tax related to assets and liabilities arising from a single transaction (Amendment to IAS 12)	January 1, 2023
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Optional

The Group considers these new standards or amendments will not have a material impact on its consolidated condensed interim financial statements.

7. Cash and Deposits in Banks

The breakdown in the Consolidated Condensed Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Condensed Statement of Cash Flows is as follows:

	03.31.22	12.31.21

BCRA - Current account	115,924,816	164,799,746
Cash	74,633,005	86,186,084
Balances with other local and foreign institutions	8,410,594	2,446,246

TOTAL	198,968,415	253,432,076

8.	Debt securities at fair value through profit or loss

	03.31.22	12.31.21

BCRA Bills	7,331,098	-
Government securities	3,050,413	1,620,500
Private securities - Corporate bonds	-	905

TOTAL	10,381,511	1,621,405

9.	Derivatives

Bank:

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Condensed Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Condensed Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	03.31.22	12.31.21

Debit balances linked to foreign currency forwards pending settlement in pesos	995,893	3,265,484
Debit balances linked to interest rate swaps - floating rate for fixed rate	-	3,596
TOTAL	995,893	3,269,080

Liabilities

	03.31.22	12.31.21

Credit balances linked to foreign currency forwards pending settlement in pesos	327,363	364,708

TOTAL	327,363	364,708

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	03.31.22	12.31.21

Foreign currency forwards

Foreign currency forward purchases - US$	882,309	1,189,085
Foreign currency forward purchases - Euros	463	-
Foreign currency forward sales - US$	858,672	1,129,832
Foreign currency forward sales - Euros	23,923	11,432

Interest rate swaps

Fixed rate for floating rate (1)	-	180,000

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

10.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	03.31.22	12.31.21
Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills with the BCRA	67,419,171	159,651,988

TOTAL	67,419,171	159,651,988

Repurchase transactions

No repurchase transactions were accounted for as of March 31, 2022 and December 31, 2021.

11.	Other financial assets

The breakdown of other financial assets is as follows:

	03.31.22	12.31.21
Measured at amortized cost

Other receivables	8,373,291	7,909,693
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (Note 16.1)	6,615,281	3,974,817
Financial debtors from spot transactions pending settlement	2,438,225	3,034,206
Non-financial debtors from spot transactions pending settlement	1,930,687	9,399
Other	25,268	229,263

	19,382,752	15,157,378

Medidos a valor razonable con cambios en resultados

Mutual funds	2,646,826	2,211,171

	2,646,826	2,211,171

Allowance for loan losses (Exhibit R)	(308,630)	(334,346)

TOTAL	21,720,948	17,034,203

12.	Loans and other financing

The Group holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	03.31.22	12.31.21

Credit cards	165,510,540	182,390,038
Consumer loans	45,087,651	47,531,434
Discounted instruments	30,546,410	33,815,257
Overdrafts	25,930,138	26,148,381
Mortgage loans	24,660,255	26,590,270
Pledge loans	17,851,775	21,068,209
Unsecured instruments	17,506,424	23,681,588
Loans for the prefinancing and financing of exports	13,688,297	15,486,715
Other financial institutions	4,792,042	4,935,062
Loans to personnel	3,140,248	3,385,233
Receivables from finance leases	2,936,663	3,380,334
Instruments purchased	944,358	2,133,413
BCRA	3,037	-
Non-financial governent sector	554	859
Other financing	65,353,360	65,250,387

	417,951,752	455,797,180

Allowance for loan losses (Exhibit R)	(12,127,934)	(15,847,030)

TOTAL	405,823,818	439,950,150

Finance leases

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum payments to be received thereunder:

	03.31.22		12.31.21
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	1,371,314	790,721	1,655,591	932,194
From 1 to 2 years	1,266,283	828,354	1,501,631	940,738
From 2 to 3 years	994,759	737,433	1,212,679	876,866
From 3 to 4 years	313,181	221,390	574,619	422,833
From 4 to 5 years	359,658	358,765	210,222	207,703

TOTAL	4,305,195	2,936,663	5,154,742	3,380,334

Principal		2,851,555		3,275,505
Interest accrued		85,108		104,829
TOTAL		2,936,663		3,380,334

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	03.31.22	12.31.21

Total EXHIBITs B and C	426,933,597	465,555,011
Plus:
BCRA	3,037	-
Loans to personnel	3,140,248	3,385,233
Interest and other items accrued receivable from financial assets with credit value impairment	181,931	526,474
Less:
Allowance for loan losses (EXHIBIT R)	(12,127,934)	(15,847,030)
Adjustments for effective interest rate	(4,317,168)	(4,228,967)
Corporate bonds	(1,462,202)	(1,619,590)
Loan commitments	(6,527,691)	(7,820,981)

Total loans and other financing	405,823,818	439,950,150

Note 47.2 to these consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of March 31, 2022 and December 31, 2021, the Group holds the following loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	03.31.22	12.31.21

Secured loans	3,489,161	2,721,491
Liabilities related to foreign trade transactions	1,021,921	2,782,943
Unused overdrafts and loans granted	1,010,209	1,325,204
Guarantees granted	1,006,400	991,343

	6,527,691	7,820,981

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 47.1 to the consolidated financial statements as of December 31, 2021).

Financing line for productive investments – 2020, 2021 and 2021/2022 Quotas

As mentioned in Note 1.3, the BCRA established a financing line for productive investments of MSMEs (MiPyMEs, as per its Spanish acronym) aimed at financing CAPEX and/or the construction of the facilities needed for the production and/or marketing of goods and/or services, financing working capital and discounting deferred checks and other instruments, and other special eligible facilities allowed by applicable laws.

The facilities should be granted as part of the 2020, 2021, 2021/2022 and 2022 Quotas, pursuant to the following conditions:

	2020 Quota	2021 Quota
Amount to be granted	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in September 2020	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in March 2021
Calculations of applications	Between 10.16.2020 and 03.31.2021	Between 04.01.2021 and 09.30.2021

	2021/2022 Quota	2022 Quota
Amount to be granted	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in September 2021	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in March 2022
Calculation of applications	Between 10.1.2021 and 03.31.2022	Between 04.01.2022 and 09.30.2022
Currency	Pesos
Minimum term	At the time of disbursement, the credit facilities shall have an average term of at least 24 months, but the total term shall not be of less than 36 months. No minimum term will apply to credit facilities aimed at financing working capital and discounting deferred checks and other instruments.
Maximum interest rate	Capped at an annual nominal fixed rate of 35% for investment projects, and at an annual nominal fixed rate of 45.5% for other purposes.

As of March 31, 2022, the total amount disbursed by the Entity under the 2020 Quota, the 2021 Quota , the 2021/2022 Quota and the 2022 Quota meets the BCRA requirement under Communications “B” 12161, “B” 12164, “B” 12238 and “B” 12236, respectively.

Disbursements are reported below:

Quota	Calculation Term	Minimum amount to be allocated:	Simple Average of Daily Balances	Disbursed Amount
2020 Quota	From 10.16.2020 to 03.31.2021 - “B” 12161	19,730,132	25,291,147	39,279,053
2021 Quota	From 04.01.2021 to 09.30.2021 - “B” 12164	24,449,302	30,093,764	41,734,860
2021/2022 Quota	From 10.01.2021 to 03.31.2022 - “B” 12238	32,447,048	43,434,402	62,449,414
2022 Quota	From 04.01.2022 to 09.30.2022 – “B” 12326	42,867,291	(*)	(*)

(*) As of the date of these financial statements, the term reported by Communication “B” 12326 has not expired.

13.	Other debt securities

13.1. Financial assets measured at amortized cost

	03.31.22	12.31.21

Government securities	25,355,444	26,191,668

TOTAL	25,355,444	26,191,668

13.2	Financial assets measured at fair value through OCI

	03.31.22	12.31.21

BCRA Liquidity Bills	239,753,152	124,999,215
Government securities	69,081,205	61,948,864
BCRA Liquidity Notes	24,014,300	-
Private securities - Corporate bonds	1,425,844	1,577,986

TOTAL	334,274,501	188,526,065

14.	Financial assets pledged as collateral

The breakdown of the financial assets pledged as collateral as of March 31, 2022 and December 31, 2021 is included below:

		03.31.22	12.31.21

BCRA - Special guarantee accounts (Note 51.1)	(1)	7,509,098	8,470,388
Guarantee trust - Government securities at fair value through OCI	(2)	6,855,766	5,355,989
Guarantee trust - USD	(4)	4,631,063	4,976,717
Deposits as collateral	(3)	4,110,505	4,737,051

TOTAL		23,106,432	23,540,145

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)	Set up as collateral to operate with Rosario Futures Exchange (ROFEX), Bolsas y Mercados Argentinos SA (BYMA) and Mercado Abierto Electrónico S.A (MAE) on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.
(4)	The trust is composed of dollars in cash as collateral for activities related to the transactions on MAE and BYMA.

15.	Income Tax:

a)    Current income tax assets

	03.31.22	12.31.21

Income tax assets	2,253,986	2,616,193
Advances	96,391	424
	2,350,377	2,616,617

b)	Current income tax liabilities

	03.31.22	12.31.21

Income tax provision	722,743	561,620
Advances	(126,757)	(110,349)
Collections and withholdings	(48,684)	(40,072)
	547,302	411,199

c)	Income tax

Breakdown of income tax (expense) / benefit:

	03.31.22	03.31.21

Current tax	(193,906)	3,766,920
Deferred tax	(1,538,856)	(3,089,674)
	(1,732,762)	677,246

The Group’s effective rate for the period ended March 31, 2022 was 30%.

The income tax benefit for the period ended March 31, 2021 includes the impact of the calculation of the inflation adjustment for tax purposes and the reversal of the provision required by the BCRA, as mentioned in the section “Income tax– Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018” of this Note.

Pursuant to IAS 34, income tax is recognized in interim periods based on the best estimate of the weighted average effective income tax rate expected by the Entity for the full fiscal year.

Income tax rate

Law No. 27630 enacted on June 16, 2021 introduced a tax rate brackets system, effective for fiscal years beginning on or after January 1, 2021, as follows:

Accumulated net taxable income		Amount payable ($)	Rate (%)	Over the excess of ($)
From	To
$ 0	$ 5,000,000	$ 0	25%	$ 0
$ 5,000,001	$ 50,000,000	$ 1,250,000	30%	$ 5,000,000
$ 50,000,001	Uncapped	$ 14,750,000	35%	$ 50,000,000

The amounts included in these tax brackets will be adjusted annually as from January 1, 2022, based on the changes in the consumer price index (CPI) measured as of October each year.

Furthermore, dividends on profits generated in fiscal years beginning on or after January 1, 2018 will be taxed at a single rate of 7%.

As a consequence of such changes, the current tax liability as of March 31, 2022 was measured by applying progressive rates on taxable income assessed as of such date, while deferred tax balances were measured using the progressive rate expected to be in force at the time of reversal of the temporary differences.

Inflation adjustment for tax purposes

Law No. 27430, as amended by the Public Emergency, Social Solidarity and Productive Revival Law (the “Public Emergency Law”), established the mandatory adoption of the inflation adjustment following the procedure set forth in the Income Tax Law, as from the fiscal year in which the applicable statutory criteria are met, that is, the fiscal year ended December 31, 2019.

Based on the transition method established by applicable tax laws, the effect of the inflation adjustment for tax purposes (either gain or loss) is included in the taxable income in six annual installments as from the year of calculation. Since the fiscal year beginning January 1, 2021, the effect of the inflation adjustment for tax purposes is included in the taxable income for the same fiscal year.

-	Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity’s Board of Directors approved the filing of actions for declaratory judgment of unconstitutionality of section 39 of Law No. 24073, section 4 of Law No. 25561, section 5 of Decree No. 214/02 issued by the Argentine Executive, Law No. 27468 and any other regulation whereby the inflation adjustment mechanism provided for under Law No. 20628, as amended, is considered not applicable due to the confiscatory effect in the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for those fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure on nominal values is an adjustment to the income tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800, for fiscal year ended December 31, 2017, in the amount of 1,021,519, and for fiscal year ended December 31, 2018, in the amount of 3,239,760.

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the Entity's authorities or the Entity's right regarding the action filed, in its capacity as issuer of accounting standards, requested the Entity to record a provision for contingencies included in “Liabilities” in an amount equivalent to the income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not contemplated by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the relevant supporting documentation. Notwithstanding the foregoing, the Entity recorded the requested provision, pursuant to the accounting standards prescribed by the regulator for this case.

On June 8, 2020, the Federal Court on Administrative Matters (JCAF 12-23) ruled upon the action for declaratory judgment filed on May 12, 2017, upholding the complaint and thus declaring that the prohibition to apply the inflation adjustment mechanism for the purposes of the income tax return filed by the Bank for fiscal period 2016 is not applicable to the instant case.

The appeals filed against the judgment were granted on August 6, 2020, and the case was submitted to the Appellate Court for consideration. On December 9, 2020, the Federal Appellate Court on Administrative Matters (Courtroom II) dismissed the appeals, thus confirming the judgment rendered by the court of original jurisdiction. The tax authority Administración Federal de Ingresos Públicos (“AFIP” or the “Tax Authority” or the “National Tax Authority”) filed an extraordinary appeal against the judgment, but then withdrew it through a motion filed on February 1, 2021. Accordingly, the judgment rendered by the Appellate Court in favor of the Bank's interests became final.

In addition, the Bank reversed the provision set up for fiscal year 2016 at the request of the BCRA, recognizing a benefit in the first quarter of 2021 in the amount of 1,185,800 in nominal values (1,839,253 in values restated as of March 31, 2022).

On June 14, 2021, the Court of First Instance rendered judgment in respect of the action for declaratory judgment of unconstitutionality for fiscal year 2017 in favor of the Bank’s position. After appealing the judgment to the Appellate Court, the Bank filed the basis for the appeal but on September 3, 2021 the tax authority filed a brief withdrawing the appeal filed. Although the Appellate Court did not accept the withdrawal because the documentation submitted did not fulfill the necessary conditions, since no basis for the appeal was finally filed, we understand that the appeal will be declared void.

On September 30, 2021, the Court determined that the proceedings were set for the agreement to be entered. On November 2, 2021, AFIP filed a motion ratifying the withdrawal of the appeal filed with respect to the merits of the case. On November 3, 2021 the Court ordered to proceed with the case for an agreement to be entered.

On June 25, 2021, the Bank notified the BCRA about the reversal of the provision set up pursuant to Memorandum No. 6/2017 issued by the BCRA concerning the income tax reassessment due to the inflation adjustment for tax purposes for fiscal years 2017 and 2018 for a total amount of 4,261,279 in nominal values (5,957,060 in values restated as of March 31, 2022), since, based on the assessment made and on its legal and tax advisors’ opinion, the Entity believes that it is more probable than not that it will obtain a favorable final judgment in respect of these fiscal years. The Entity notified the BCRA of the criteria adopted, to which the BCRA gave its consent.

Based on the foregoing, as of March 31, 2022, the Entity has no liabilities for the items referred to above.

-    Inflation adjustment for tax purposes. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Public Emergency Law, which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24)

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

- Inflation adjustment for tax purposes. Fiscal year 2020

In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Public Emergency Law.

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against the federal tax authorities (AFIP-DGI) for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of March 31, 2022, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (9,948,265 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (8,817,747 in restated values) and on the income tax expense of 784,000 (1,130,518 in restated values).

-	Requests for refund. Fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002 for those periods in nominal values.

Based on the grounds stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2016, 2017 and 2018,” on November 19, 2015, an administrative action requesting a refund for periods 2013 and 2014 was filed, and the related judicial action was filed on September 23, 2016 for both periods, given that no answer was received from AFIP.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On October 21, 2020, the Entity was notified that Court of First Instance on Administrative Matters No. 1 rendered judgment upholding the request for refund for fiscal year 2014. AFIP filed an appeal against such judgment before the Appellate Court.

On November 10, 2020, the Court of First Instance rendered judgment sustaining BBVA Argentina's complaint, thereby ordering the tax authorities to refund the amount of 264,257 (nominal values) paid in excess of the income tax liability for fiscal year 2013, plus accrued interest. The National Tax Authority filed an appeal against the judgment. Finally, on May 6, 2021, the Federal Appellate Court on Administrative Matters (Courtroom I) confirmed the appealed judgment on the merits, therefore dismissing the appeal brought by the national tax authorities.

On April 27, 2021, the Appellate Court rendered judgment in favor of the Bank concerning the refund of income tax for fiscal year 2014. In its judgment, the Appellate Court substantially confirmed the judgment rendered by the Court of First Instance on the merits, upholding the confiscatory nature of the tax.

The National Tax Authority brought extraordinary appeals against both judgments, and the Appellate Court has rejected such appeal with respect to the claims of arbitrariness and serious institutional implications. The proceedings are being handled by the Supreme Court.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

16.	Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

16.1 Investments in equity instruments through profit or loss

	03.31.22	12.31.21

Private securities - Shares of other non-controlled companies	476,407	446,070
Prisma Medios de Pago S.A. (1)	-	2,085,746

TOTAL	476,407	2,531,816

(1) On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,121.84. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

16.2 Investments in equity instruments through other comprehensive income

	03.31.22	12.31.21

Banco Latinoaméricano de Exportaciones S.A.	34,964	40,106
Other	1,633	1,774

TOTAL	36,597	41,880

17.	Investments in associates

	03.31.22	12.31.21

Rombo Compañía Financiera S.A.	790,328	917,339
BBVA Consolidar Seguros S.A.	710,892	789,642
Interbanking S.A.	371,230	371,231
Play Digital S.A.	226,483	132,378
Openpay Argentina S.A.	149,942	170,255

TOTAL	2,248,875	2,380,845

18.	Property and equipment

	03.31.22	12.31.21

Real estate	43,126,885	43,145,863
Furniture and facilities	7,778,410	8,128,604
Right of use of leased real estate (Note 29)	3,766,886	3,991,335
Machinery and equipment	2,041,700	2,426,105
Constructions in progress	1,459,107	1,302,108
Vehicles	115,673	110,189

TOTAL	58,288,661	59,104,204

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 29 to these consolidated condensed interim financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of real estate, the carrying amount of the two pieces of real estate exceeds their recoverable value Therefore, such amount should be written down to the recoverable value.

The impairment of assets recorded under the item “Property and equipment” is reported below:

Item	Impairment
	03.31.22	12.31.21

Real Property - Lavallol	(8,640)	(8,640)
Real Property - Monte Grande	(35,111)	(35,111)

TOTAL	(43,751)	(43,751)

19.	Intangible assets

	03.31.22	12.31.21

Licenses - Software	4,588,267	4,266,248

TOTAL	4,588,267	4,266,248

20.	Other non-financial assets

	03.31.22	12.31.21

Investment properties	6,824,217	3,249,899
Prepayments	2,660,690	3,808,686
Tax advances	1,214,960	1,203,994
Advances to suppliers of goods	545,195	587,686
Other miscellaneous assets	212,548	330,780
Assets acquired as security for loans	15,562	16,726
Advances to personnel	9,611	848,292
Other	207,189	170,017

TOTAL	11,689,972	10,216,080

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

21.	Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

	03.31.22	12.31.21

Property and equipment held for sale	350,653	350,653

TOTAL	350,653	350,653

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, the carrying amount of one piece of property exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of non-current assets held for sale is reported below:

Item	Impairment
	03.31.22	12.31.21

Real property held for sale - Fisherton	(45,179)	(45,179)

TOTAL	(45,179)	(45,179)

22.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	03.31.22	12.31.21

Non-financial government sector	17,410,613	15,407,629
Financial sector	292,369	252,220
Non-financial private sector and residents abroad	779,610,852	806,503,127
Savings accounts	277,618,966	331,021,279
Time deposits	219,954,109	200,649,450
Checking accounts	200,395,837	197,801,622
Investment accounts	74,658,965	69,491,647
Other	6,982,975	7,539,129

TOTAL	797,313,834	822,162,976

23.	Liabilities at fair value through profit or loss

	03.31.22	12.31.21

Obligations from government securities transactions	20	-
TOTAL	20	-

24.	Other financial liabilities

	03.31.22	12.31.21

Obligations from financing of purchases	46,890,194	53,043,467
Collections and other transactions on behalf of third parties	7,059,245	6,058,941
Liabilities for leases (Note 29)	2,926,417	3,391,313
Payment orders pending credit	2,799,915	2,630,823
Receivables from spot purchases pending settlement	1,897,078	1,658,084
Credit balance for spot purchases or sales pending settlement	1,392,545	7,159
Commissions accrued payable	106,594	40,855
Other	6,493,222	4,659,438

TOTAL	69,565,210	71,490,080

25.	Financing received from the BCRA and other financial institutions

	03.31.22	12.31.21

Local financial institutions	12,172,507	13,594,622
BCRA	56,272	52,848

TOTAL	12,228,779	13,647,470

26.	Corporate bonds issued

Below is a detail of outstanding corporate bonds as of March 31, 2022 and December 31, 2021 of the Bank and its subsidiaries:

Detail	Issuance date	Nominal value	Maturity date	Annual nominal rate	Payment of interest	Outstanding securities as of 03.31.2022	Outstanding securities as of 12.31.2021

Class 8 Volkswagen Financial Services	09.30.2020	5,158	03.30.2023	UVA (class 8 )	Quarterly	443,439	348,209

				Total Consolidated Principal		443,439	348,209
				Consolidated Interest Accrued		5,942	235,592
				Total Consolidated Principal and Interest Accrued		449,381	583,801

Definitions:

UVA RATE: An interest rate with a variable component (UVA), which represents a measurement unit adjusted on a daily basis as per CER, reflecting the changes in inflation based on the Consumer Price Index (CPI).

27.	Provisions

	03.31.22	12.31.21

Provisions for reorganization (Exhibit J)	1,001,139	1,559,317
Provision for contingent commitments (Exhibits J and R)	1,001,498	990,832
Provisions for termination plans (Exhibit J)	263,214	305,511
For administrative, disciplinary and criminal penalties (Note 56 and Exhibit J)	5,000	5,803
Other contingencies (Exhibit J)	3,543,422	3,653,660
Provision for commercial lawsuits	2,726,338	2,821,716
Provision for labor lawsuits	353,694	329,320
Provision for tax lawsuits	345,739	374,098
Other	117,651	128,526
TOTAL	5,814,273	6,515,123

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Provisions for reorganization: Consistent with the goal of further aligning the organizational structure with the corporate strategy during the current year, achieving efficiency gains and streamlining the decision-making process across all work teams.

-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated condensed interim financial statements and are related to 170 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims is 35,088, out of which a cash disbursement of approximately 21,896 is expected for the next 9 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

28.	Other non-financial liabilities

Breakdown is as follows:

	03.31.22	12.31.21

Cash dividends payable (Note 30)	28,000,000	32,499,488
Miscellaneous creditors	17,197,964	15,780,944
Other collections and withholdings	9,650,246	9,944,412
Advances collected	8,702,984	9,470,135
Short-term personnel benefits	8,033,897	10,329,254
Other taxes payable	3,602,290	2,905,429
Social security payment orders pending settlement	815,769	93,607
Long-term personnel benefits	555,063	644,259
For contract liabilities	377,751	427,544
Other	177,078	200,028

TOTAL	77,113,042	82,295,100

29.	Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of March 31, 2022:

Rights of use under leases

	Initial			Depreciation				Residual
	value as of			Accumulated		For the	Accumulated	value as of
Account	01.01.22	Increases	Decreases	as of 01.01.22	Decreases	Period (1)	at period-end	03.31.22

Leased real property	7,696,151	206,913	174,983	3,704,816	117,873	374,252	3,961,195	3,766,886

(1) See Note 41

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	03.31.22	12.31.21

Up to 1 year	130,416	27,278	157,694	263,950

From 1 to 5 years	1,773,471	288,523	2,061,994	2,356,501

More than 5 years	690,853	15,876	706,729	770,862

			2,926,417	3,391,313

Interest and exchange rate difference recognized in profit or loss

	03.31.22	03.31.21

Other operating expenses
Interest on finance lease liabilities (Note 38)	(106,209)	(137,868)

Exchange rate difference
Exchange rate difference from finance lease	(1,425,520)	1,550,439

Other expenses
Leases (Note 36)	(1,558,240)	(1,061,564)

30.	Share Capital

Breakdown is as follows:

Shares				Share capital
Class	Quantity	Par value per share	Votes per share	Outstanding shares	Paid-in (1)
Common	612,710,079	1	1	612,710	612,710

(1) Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

On May 15, 2020, the Ordinary and Extraordinary Shareholders’ Meeting was held, approving the partial reversal of the optional reserve for future distribution of earnings, in order to appropriate 2,500,000 (5,367,083 in restated amounts) to the payment of cash dividends, subject to the BCRA's previous consent.

On November 20, 2020, a General Extraordinary Shareholders’ Meeting was held. At such meeting, shareholders resolved to proceed with the partial reversal of the optional reserve for future distributions of earnings in the amount of 12,000,000 (21,865,812 in restated amounts), and to consider supplementary dividends for the same amount, in order to increase the cash dividends approved by the Ordinary and Extraordinary Shareholders’ Meeting held on May 15, 2020. All the aforementioned issues are subject to the prior authorization of the BCRA.

On April 20, 2021, the Ordinary and Extraordinary Shareholders’ Meeting was held. At such meeting, the shareholders resolved to:

•	Allocate 29,431,352 (51,562,964 in restated values) out of the Optional Reserve to future distributions of earnings to offset the debit balance of Unappropriated retained earnings as of December 31, 2020.

•	Approve the partial reversal of the Optional Reserve for future distributions of earnings to allocate 7,000,000 (10,431,813 in restated values) to the payment of cash dividends, subject to the BCRA’s previous consent.

On November 3, 2021, the Extraordinary General Shareholders' Meeting was held. At such meeting, shareholders decided to partially reverse the Optional Reserve for future distribution of earnings in the amount of 6,500,000 (7,834,236 in restated values) and to consider supplementary dividends for the same amount, in order to increase the cash dividends approved by the Ordinary and Extraordinary General Shareholders' Meeting of April 20, 2021. All aforementioned issues are subject to the prior authorization of the BCRA (see Note 48).

On April 29, 2022, the Ordinary and Extraordinary Shareholders’ Meeting was held. At such meeting, the shareholders resolved to:

•	Allocate 3,934,134 (4,566,333 in restated values) out of Unappropriated retained earnings for fiscal year 2021 to the Legal Reserve.

•	Allocate 15,736,535 (18,265,333 in restated values) out of Unappropriated retained earnings for fiscal year 2021 to the Optional Reserve for future distributions of earnings.

31.	Interest income

	03.31.22	03.31.21

Interest on government securities	24,184,537	15,154,884
Interest on credit card loans	8,063,791	8,235,287
Premiums on reverse repurchase agreements	7,409,879	4,836,062
Stabilization Coefficient (CER) clause adjustment	6,586,760	4,755,364
Interest on other loans	5,137,348	5,367,864
Interest on instruments	4,537,652	4,245,434
Interest on consumer loans	4,399,264	4,000,086
Acquisition Value Unit (UVA) clause adjustment	3,494,967	4,667,910
Interest on overdrafts	2,379,932	2,770,694
Interest on pledge loans	1,479,079	1,570,330
Interest on mortgage loans	422,135	490,824
Interest on loans to the financial sector	356,164	224,670
Interest on finance leases	256,828	267,409
Interest on loans for the prefinancing and financing of exports	129,113	306,824
Interest on private securities	95,165	36,352
Other	87,201	2,303

TOTAL	69,019,815	56,932,297

32.	Interest expenses

	03.31.22	03.31.21

Time deposits	21,750,168	18,613,308
Checking accounts deposits	5,206,837	2,838,044
Acquisition Value Unit (UVA) clause adjustment	1,692,260	874,597
Interfinancial loans received	879,980	743,556
Savings accounts deposits	156,845	149,227
Other liabilities from financial intermediation	103,173	290,918
Premiums on repurchase transactions	1,541	-
Other	242	332

TOTAL	29,791,046	23,509,982

33.	Commission income

	03.31.22	03.31.21

From credit cards	5,425,058	5,118,567
Linked to liabilities	5,329,289	4,760,329
Linked to loans	994,489	687,184
From insurance	560,198	597,979
From foreign trade and foreign currency transactions	512,738	597,817
Linked to securities	131,931	144,541
From guarantees granted	474	2,671

TOTAL	12,954,177	11,909,088

34.	Commission expenses

	03.31.22	03.31.21

For credit and debit cards	5,008,817	5,543,981
For payment of salaries	345,124	284,603
For foreign trade transactions	113,672	123,521
For digital sales services	5,168	242,000
Linked to transactions with securities	2,382	6,853
For promotions	-	46,200
Other commission expenses	844,723	457,871

TOTAL	6,319,886	6,705,029

35.	Net income / (loss) from financial instruments carried at fair value through profit or loss

	03.31.22	03.31.21

Income from financial assets sale or write-off (1)	2,615,050	-
Income from government securities	695,460	938,483
Income from foreign currency forward transactions	648,595	1,851,571
Income/(loss) from private securities	129,618	(311,507)
Income from corporate bonds	817	3,857
Income/(loss) from interest rate swaps	(769)	-
Other	(3,159)	-

TOTAL	4,085,612	2,482,404

(1) Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18. 2022, the transfer of all the remaining shareholding of the Bank in such company was consummated (see additionally Note 16.1).

36.	Net (loss) from derecognition of assets carried at amortized cost and at fair value through other comprehensive income

	03.31.22	03.31.21

(Loss) from sale of government securities	(34,245)	(51,187)

TOTAL	(34,245)	(51,187)

37.	Foreign exchange and gold gains (losses)

	03.31.22	03.31.21

Income from purchase-sale of foreign currency	2,116,388	1,951,199
Conversion of foreign currency assets and liabilities into pesos	(404,880)	(562,074)

TOTAL	1,711,508	1,389,125

38.	Other operating income

	03.31.22	03.31.21

Adjustments and interest on miscellaneous receivables	762,017	894,766
Rental of safe deposit boxes	515,295	442,384
Loans recovered	396,596	357,951
Debit and credit card commissions	197,618	94,340
Allowances reversed	104,475	113,907
Punitive interest	57,479	48,584
Income from initial recognition of government securities	-	17,754
Income from asset sale in equity instruments (1)	839,671	-
Other operating income	501,593	429,351

TOTAL	3,374,744	2,399,037

(1) Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18. 2022 the transfer of all the remaining shareholding of the Bank in such company was consummated.

39.	Personnel benefits

	03.31.22	03.31.21

Salaries	5,515,733	5,764,034
Social security withholdings and collections	1,602,113	1,596,371
Other short-term personnel benefits	1,514,327	1,372,543
Personnel compensation and bonuses	295,700	160,886
Personnel services	136,667	164,781

TOTAL	9,064,540	9,058,615

40.	Administrative expenses

	03.31.22	03.31.21

Taxes	2,109,777	1,939,263
Rentals (Note 29)	1,558,277	1,061,564
Armored transportation services	1,220,700	1,184,714
Maintenance and repair costs	973,888	968,437
Administrative expenses	688,244	594,884
Advertising	510,270	312,559
Electricity and communications	394,877	414,916
Other fees	351,431	352,068
Surveillance services	280,798	299,418
Insurance	107,754	102,549
Entertainment and travel expenses	41,217	61,700
Stationery and supplies	25,921	27,598
Fees to Banks' Directors and Supervisory Committee	12,866	15,236
Other administrative expenses	1,238,701	934,758

TOTAL	9,514,721	8,269,664

41.	Depreciation and amortization

	03.31.22	03.31.21

Depreciation of property and equipment	1,170,600	1,248,158
Amortization of rights of use of leased real estate	374,252	337,304
Amortization of intangible assets	74,417	57,222
Depreciation of other assets	15,283	15,449
TOTAL	1,634,552	1,658,133

42.	Other operating expenses

	03.31.22	03.31.21

Turnover tax	5,312,489	4,719,871
Other allowances (Exhibit J)	617,226	410,332
Initial loss from loans below market rate	496,772	452,673
Contribution to the Deposit Guarantee Fund (Note 50)	315,887	319,229
Claims	288,502	43,891
Reorganization expenses (Exhibit J)	145,055	405,157
Interest on lease liabilities (Note 29)	106,764	138,504
Other operating expenses	471,616	719,044

TOTAL	7,754,311	7,208,701

43.	Fair values of financial instruments

a)                 Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of March 31, 2022 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Debt securities at fair value through profit or loss	10,381,511	10,381,511	3,050,413	7,331,098	-
Derivative instruments	995,893	995,893	-	995,893	-
Other financial assets	2,646,826	2,646,826	2,646,826	-	-
Other debt securities	334,274,501	334,274,501	66,708,727	266,309,819	1,255,955
Financial assets pledged as collateral	6,855,766	6,855,766	6,855,766	-	-
Investments in equity instruments	513,004	513,004	476,407	36,597	-

Financial liabilities

Liabilities at fair value through profit or loss	20	20	20	-	-
Derivative instruments	327,363	327,363	-	327,363	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2021 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Debt securities at fair value through profit or loss	1,621,405	1,621,405	1,620,500	905	-
Derivative instruments	3,269,080	3,269,080	-	3,269,080	-
Other financial assets	2,211,171	2,211,171	2,211,171	-	-
Other debt securities	188,526,065	188,526,065	58,650,889	128,666,636	1,208,540
Financial assets pledged as collateral	5,355,990	5,355,990	5,355,990	-	-
Investments in equity instruments	2,573,696	2,573,696	446,069	41,881	2,085,746

Financial liabilities

Derivative instruments	364,708	364,708	-	364,708	-

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say, its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice valuation techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the fair value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the security).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly based on the observability of the inputs used to calculate that fair value, defining the following levels:

•	Level 1: Financial instruments measured using quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume.

•	Level 2: Financial instruments without an active market, but that may be measured through observable market inputs. Observable market inputs shall mean as such assets traded in markets that allow to calculate an interest rate curve or determine a credit spread.

•	Level 3: Measurement using models based on variables not obtained from observable market inputs.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Government Bonds, together with a minor share in Argentine Treasury Bills and Corporate Bonds. Likewise, financial derivatives are classified at fair value. Such derivatives, include futures measured at the price of the market where they are traded (Rofex and MAE) and foreign currency NDF (non-delivery forwards), put options, and interest rate swaps.

b)                Transfers between hierarchy levels

b.1) Transfers from Level 1 to Level 2

There were no transfers from Level 1 to Level 2 for instruments measured at fair value as of period-end.

b.2) Transfers from Level 2 to Level 1

The following instruments measured at fair value were transferred from Level 2 to Level 1 of the fair value hierarchy:

	03.31.22	12.31.21

Treasury Bond in pesos adjusted by 1.20% CER. Maturity 03-18-2022	-	4,904,704
Treasury Bond in pesos adjusted by 1.50% CER. Maturity 03-25-2024	-	14,779,458
Treasury Bond in pesos adjusted by 1.40% CER. Maturity 03-25-2023	-	11,279,304
Treasury Bond in pesos adjusted by 1.30% CER. Maturity 09-20-2022	-	12,546,117
Treasury Bond in pesos adjusted by 1.45% CER. Maturity 08-13-2023	9,888,825	-
Treasury Bill adjusted by CER. Maturity 08-16-2022	4,402,139	-
Treasury Bill adjusted by CER. Maturity 10-21-2022	1,146,000	-

The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1.

b.3) Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require observable market data: the spot discount curve in pesos, US dollars, CER, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, and the spot selling exchange rate published by Banco de la Nación Argentina (BNA). Below is a detail of valuation techniques for each financial product:

Fixed Income

The determination of fair value prices set forth by the Bank for fixed income consists in considering the reference market prices of MAE.

For Argentine Treasury Bonds and Bills, prices are captured from MAE. If bonds have not been traded for the last 10 business days, a theoretical valuation is made, discounting cash flows using the related discount curve.

Liquidity bills issued by the BCRA without quoted prices in MAE on the last day of the month were assigned a theoretical value, discounting cash flows using the monetary policy rate.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar spot selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar spot selling exchange rate published by BNA. Cash flows in dollars are discounted using the OIS yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in Equity Instruments

The fair value of the equity interest held in Prisma Medios de Pago S.A. as of December 31, 2021—classified as Level 3—was determined by the Bank’s Management with the input of the valuation report prepared by an independent expert, who relied on a future discounted cash flow method embracing an income approach, net of the valuation adjustment required by the BCRA in Memoranda No. 7/2019 and No. 8/2021 and net of the collection of dividends (Note 2.b) and Note 16).

Corporate Bonds

Fair value measurement of the following corporate bonds held in portfolio:

•	ON Petroquímica (ON PCR G)
•	ON Arcor (ON ARCOR17)
•	ON Vista oil y gas (ON VISTA11)
•	ON Ledesma (ON LDCAO)
•	ON Luz de tres picos (ON LTP1)
•	ON Newsan (ON WNC10O)
•	ON Molinos Agro (ON MAC10)

The valuation of corporate bonds classified as Level 3 has been determined by the Entity’s Management on the basis of the latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) plus interest accrued to date. If the security has paid coupon, then the “clean” price is calculated. If principal was repaid, then repayment amount is deducted and the “dirty” price is recalculated, with interest being accrued until period end.

The most relevant unobservable inputs include:

•         Projected BADLAR rates

•         Latest market price

•         Projected Dollar 3500

•         Projected UVA

The tables below show a sensitivity analysis for each of the above-mentioned securities:

Badlar rate Scenarios	Changes in final price
	ON PCR G	ON WNC10O	ON LDCAO
+ 2%	0.026926%	0.002319%	0.030631%
+ 5%	0.067315%	0.010233%	0.076577%
+ 10%	0.134629%	0.023422%	0.153155%

Latest market price scenarios	Changes in final price
	PCR G	WNC10O	LDCAO	ARCOR17	VISTA11	LTP1	MAC 10
+ 2%	1.919%	2.132%	2.088%	1.998%	2.009%	2.000%	1.999%
+ 5%	4.796%	5.330%	5.221%	4.995%	5.022%	5.000%	4.996%
+ 10%	9.593%	10.659%	10.441%	9.990%	10.044%	10.000%	9.993%

Dollar 3500 Scenarios	Changes in final price
	ON VISTA11	ON MAC1O	ON LTP1
+ 2%	2.000%	2.000%	2.000%
+ 5%	5.000%	5.000%	5.000%
+10%	10.000%	10.000%	10.000%

UVA Scenarios	Changes in final price
ON ARCOR17
+ 2%	2,97%
+ 5%	4,95%
+10%	9,90%

Parity Scenarios	Changes in final price
ON MAC1O (a)
+ 7%	6.8796%
- 7%	-6.8796%
+12%	11.7936%
-12%	-11.7936%

(a) For ON MAC1O, for which no representative market quotations are available, it was valued using a valuation technique based on its last available market price and a sensitivity analysis was performed with respect to changes in parity.

b.4) Reconciliation of balances at beginning of year and at year-end of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between balances at beginning of year and at year-end of Level 3 fair values:

	03.31.22	12.31.21

Balance at the beginning of the fiscal year	3,294,286	5,983,476
Derivative instruments - Put option taken – Prisma Medios de Pago S.A.	-	(1,371,943)
Other debt securities - Private securities - Corporate bonds	214,734	1,208,540
Other financial assets - Receivable from sale of ownership interest in Prisma Medios de Pago S.A.	(4,412,028)	-
Income from financial assets sale or write-off	2,615,050	-
Dividends collected	-	(675,837)
Monetary gain (loss) generated by assets at fair value	(456,087)	(1,849,950)

Balance at fiscal year-end	1,255,955	3,294,286

c)	Fair value of assets and liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

•       Assets and liabilities with fair value similar to their accounting balance

For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.

•       Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (un-observable input) that expresses the added value or additional cost necessary to dispose of the asset.

•       Variable rate financial instruments

For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of March 31, 2022 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Cash and deposits in banks	198,968,415	(1)	-	-	-
Repo transactions	67,419,171	(1)	-	-	-
Other financial assets	19,074,122	(1)	-	-	-
Loans and other financing
Non-financial government sector	554	(1)	-	-	-
B.C.R.A.	3,037	(1)	-	-	-
Other financial institutions	4,565,575	4,107,594	-	-	4,107,594
Non-financial private sector and residents abroad	401,254,652	397,145,942	-	-	397,145,942
Other debt securities	25,355,444	25,067,637	-	25,067,637	-
Financial assets pledged as collateral	16,250,666	(1)	-	-	-

Financial liabilities

Deposits	797,313,834	786,373,206	-	786,373,206	-
Other financial liabilities	69,565,210	(1)	-	-	-
Financing received from the BCRA and other financial institutions	12,228,779	11,874,468	-	11,874,468	-
Corporate bonds issued	449,381	450,458	-	450,458	-

(1)	The fair value is not reported as it is considered similar to its accounting value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2021 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Cash and deposits in banks	253,432,076	(1)	-	-	-
Repo transactions	159,651,988	(1)	-	-	-
Other financial assets	14,823,032	(1)	-	-	-
Loans and other financing
Non-financial government sector	859	(1)	-	-	-
Other financial institutions	4,886,711	4,256,896	-	-	4,256,896
Non-financial private sector and residents abroad	435,062,580	428,835,008	-	-	428,835,008
Other debt securities	26,191,668	25,633,859	-	25,633,859	-
Financial assets pledged as collateral	18,184,155	(1)	-	-	-

Financial liabilities

Deposits	822,162,976	812,458,396	-	812,458,396	-
Other financial liabilities	71,490,080	(1)	-	-	-
Financing received from the BCRA and other financial institutions	13,647,470	13,336,427	-	13,336,427	-
Corporate bonds issued	583,801	462,622	-	462,622	-

(1) The fair value is not reported as it is considered similar to its accounting value.

44.	Segment reporting

Basis for segmentation

As of March 31, 2022 and December 31, 2021, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No client has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of March 31, 2022 and December 31, 2021:

Group (banking activity) (1)	03.31.22	12.31.21

Loans and other financing	405,823,818	439,950,150
Corporate banking (2)	34,423,980	36,136,187
Small and medium companies (3)	133,288,914	144,918,509
Retail	238,110,924	258,895,454

Other assets	763,257,549	755,792,201
TOTAL ASSETS	1,169,081,367	1,195,742,351

Deposits	797,313,834	822,162,976
Corporate banking (2) (3)	199,653,457	180,751,121
Small and medium companies (2) (3)	161,620,968	172,858,168
Retail	436,039,409	468,553,687

Other liabilities	177,617,302	184,835,747
TOTAL LIABILITIES	974,931,136	1,006,998,723

(1)	It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes the Financial Sector.
(3)	It includes the Government Sector.

The information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Statement of Income, considering that it is the measure used by the Entity's chief operating decision marker for the allocation of resources and performance evaluation.

45.	Subsidiaries

Below is the information on the Bank's subsidiaries:

Name	Registered office (country)	Interest as of
		03.31.22	12.31.21
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Argentina	53.8892%	53.8892%
PSA Finance Argentina Cía. Financiera S.A.	Argentina	50.0000%	50.0000%
Volkswagen Financial Services Compañía Financiera S.A.	Argentina	51.0000%	51.0000%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.0000%	100.0000%

46.	Related parties

a)     Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

b)    Key management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1) Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	03/31/2022	03/31/2021
Fees	8,490	11,361
Total	8,490	11,361

b.2) Profit or loss from transactions and balances with key management personnel

Parent	Balances as of		Profit or loss from transactions
	03.31.22	12.31.21	03.31.22	03.31.21

Loans
Overdrafts	51	-	1	-
Credit cards	4,645	4,131	306	484
Consumer loans	1,082	1,283	51	84

Deposits
Deposits	9,362	14,969	49	382

Loans are granted on an arm’s length basis. As of March 31, 2022 and December 31, 2021, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

b.3) Profit or loss and balances with related parties (except for key management personnel)

Parent	Balances as of		Profit or loss from transactions
	03.31.22	12.31.21	03.31.22	03.31.21

Cash and deposits in banks	3,109,149	727,489	-	-
Other financial assets (2)	192,963	609,870	-	-
Other non-financial liabilities	22,529,997	24,590,535	1,279,438	514,701
Derivative instruments (Liabilities) (1)	1,600	-	1,600	54,250

Off-balance sheet balances

Securities in custody	91,121,406	105,435,209	-	-
Derivative instruments	349,701	-	-	-
Sureties granted	1,273,768	1,577,977	1,504	2,744
Guarantees received	1,183,329	1,649,347	-	-

(1) Profit or loss of Derivative Instruments (Assets) is exposed under Derivative Instruments (Liabilities).
(2) These transactions do not generate profit or loss.

Subsidiaries	Balances as of		Profit or loss from transactions
	03.31.22	12.31.21	03.31.22	03.31.21

Loans and other financing	7,404,689	9,133,571	797,259	770,495
Other financial assets	924	765	-	-
Deposits	199,374	257,961	63,014	1,385
Other non-financial liabilities	23	27	1,080	140
Other operating income	-	-	3,063	3,721

Off-balance sheet balances

Securities in custody	2,646,826	2,211,171	-	-
Sureties granted	-	326	-	-

Associates	Balances as of		Profit or loss from transactions
	03.31.22	12.31.21	03.31.22	03.31.21

Cash and deposits in banks	407	757	-	-
Loans and other financing	1,198,292	1,265,561	342,832	449,850
Debt securities at fair value through profit or loss	-	905	-	830
Other financial assets	183,314	235,922	-	-
Deposits	1,267,876	960,189	35,344	2,723
Other non-financial liabilities	757	502		-
Financing received	-	-	-	6,958
Other operating income	-	-	14,615	17,212

Off-balance sheet balances

Securities in custody	2,276,022	2,364,915	-	1,340
Guaranties received	625,980	1,176,189	-	-
Sureties granted	584	627	-	-

Transactions have been agreed upon on an arm’s length basis. As of March 31, 2022 and December 31, 2021, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

47.	Financial instruments risks

47.1 Risk policies of financial instruments

In these consolidated condensed interim financial statements, the Entity applied the same financial instrument risk policies as in the preparation of its financial statements as of December 31, 2021.

47.2   Exposure to credit risk and allowances

Below is the exposure to credit risks and allowances, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector's financial assets), as of March 31, 2022 and December 31, 2021:

Exposure at default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	418,909,501	46,102,623	5,892,419	7,648,353	3,518,392	482,071,288

Inter-stage transfers:
From stage 1 to stage 2	(23,863,800)	24,306,953	505	-	-	443,658
From stage 2 to stage 1	16,764,672	(16,549,015)	(302)	-	-	215,355
From stage 1 or 2 to stage 3	(402,573)	(2,503,820)	(48,941)	2,877,810	45,452	(32,072)
From stage 3 to stage 1 or 2	161,405	405,258	129,142	(774,253)	(133,450)	(211,898)
Changes without inter-stage transfers	(7,589,001)	(882,578)	(1,205,094)	(370,712)	(2,996)	(10,050,381)
New originated financial assets	132,525,159	1,466,295	2,728,598	394,000	30,875	137,144,927
Reimbursements	(92,398,487)	(3,419,899)	(2,062,396)	(489,609)	(36,293)	(98,406,684)
Write-offs	-	31	-	(2,004,893)	(1,855,255)	(3,860,117)
Foreign exchange differences	1,263,223	372,945	139,652	569	68,196	1,844,585
Inflation adjustment	(56,678,703)	(6,316,317)	(836,077)	(999,003)	(479,610)	(65,309,710)

Balances as of 03.31.22	388,691,396	42,982,476	4,737,506	6,282,262	1,155,311	443,848,951

Exposure at default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	406,924,405	61,253,956	7,448,673	4,791,227	4,375,903	484,794,164

Inter-stage transfers:
From stage 1 to stage 2	(119,630,021)	119,808,918	-	-	-	178,897
From stage 2 to stage 1	91,472,310	(86,762,190)	(3,149,856)	-	-	1,560,264
From stage 1 or 2 to stage 3	(1,719,831)	(15,181,388)	(261,406)	16,974,075	266,593	78,043
From stage 3 to stage 1 or 2	253,346	653,084	14,829	(2,350,488)	(178,265)	(1,607,494)
Changes without inter-stage transfers	24,284,997	(9,117,331)	6,805,257	(1,425,210)	451,904	20,999,617
New originated financial assets	438,627,325	14,150,272	4,717,550	717,796	750,954	458,963,897
Reimbursements	(277,298,900)	(20,164,726)	(7,552,341)	(1,853,237)	(757,122)	(307,626,326)
Write-offs	1	318	-	(6,126,285)	(69,862)	(6,195,828)
Foreign exchange differences	5,232,868	2,716,515	905,843	1,933	234,888	9,092,047
Inflation adjustment	(149,236,999)	(21,254,805)	(3,036,130)	(3,081,458)	(1,556,601)	(178,165,993)

Balances as of 12.31.21	418,909,501	46,102,623	5,892,419	7,648,353	3,518,392	482,071,288

Exposure at default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	95,776,669	7,393,485	113,038	44,927	45	103,328,164

Inter-stage transfers:
From stage 1 to stage 2	(6,740,643)	6,373,542	-	-	-	(367,101)
From stage 2 to stage 1	3,804,004	(3,148,292)	(53)	-	-	655,659
From stage 1 or 2 to stage 3	(33,116)	(25,455)	-	25,030	39	(33,502)
From stage 3 to stage 1 or 2	9,916	7,096	-	(17,390)	(43)	(421)
Changes without inter-stage transfers	18,499,816	907,057	(35,446)	(3,776)	1,100	19,368,751
New originated financial assets	10,173,394	827,643	3,905	2,991	-	11,007,933
Reimbursements	(7,337,784)	(889,961)	(27,258)	(6,767)	-	(8,261,770)
Write-offs	-	-	-	(46)	-	(46)
Foreign exchange difference	397,537	35,794	-	-	-	433,331
Inflation adjustment	(13,200,108)	(1,231,459)	(8,778)	(5,794)	(347)	(14,446,486)

Balances as of 03.31.22	101,349,685	10,249,450	45,408	39,175	794	111,684,512

Exposure at default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	100,952,881	8,398,537	178,826	14,819	866	109,545,929

Inter-stage transfers:
From stage 1 to stage 2	(19,793,784)	17,347,318	-	-	-	(2,446,466)
From stage 2 to stage 1	19,269,538	(17,312,227)	(171,221)	-	-	1,786,090
From stage 1 or 2 to stage 3	(124,709)	(117,450)	(1,108)	168,812	-	(74,455)
From stage 3 to stage 1 or 2	52,154	56,556	-	(100,976)	-	7,734
Changes without inter-stage transfers	11,270,754	3,190,355	336,590	(4,480)	(655)	14,792,564
New originated financial assets	108,894,394	2,075,841	178,064	15,034	-	111,163,333
Reimbursements	(89,210,374)	(3,012,248)	(319,436)	(34,319)	-	(92,576,377)
Write-offs	-	-	-	(164)	-	(164)
Foreign exchange difference	1,494,843	130,664	40,767	-	-	1,666,274
Inflation adjustment	(37,029,028)	(3,363,861)	(129,444)	(13,799)	(166)	(40,536,298)

Balances as of 12.31.21	95,776,669	7,393,485	113,038	44,927	45	103,328,164

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	3,474,267	2,856,124	697,578	5,941,781	3,229,164	16,198,914

Inter-stage transfers:
From stage 1 to stage 2	(466,143)	1,757,448	55	-	-	1,291,360
From stage 2 to stage 1	217,459	(1,092,725)	(48)	-	-	(875,314)
From stage 1 or 2 to stage 3	(28,034)	(733,797)	(30,951)	1,592,842	35,085	835,145
From stage 3 to stage 1 or 2	6,489	51,708	72,942	(495,577)	(72,722)	(437,160)
Changes without inter-stage transfers	246,697	291,534	(337,462)	625,887	(31,587)	795,069
New originated financial assets	1,334,731	60,586	217,011	234,201	19,525	1,866,054
Reimbursements	(829,632)	(87,788)	(191,206)	(345,817)	(24,558)	(1,479,001)
Write-offs	-	-	-	(1,752,106)	(1,842,772)	(3,594,878)
Foreign exchange difference	17,221	8,444	12,352	351	54,214	92,582
Inflation adjustment	(523,352)	(399,600)	(85,455)	(783,231)	(440,421)	(2,232,059)

Balances as of 03.31.22	3,449,703	2,711,934	354,816	5,018,331	925,928	12,460,712

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	9,075,515	6,425,921	701,923	3,958,082	2,729,937	22,891,378

Inter-stage transfers:
From stage 1 to stage 2	(4,436,888)	13,282,947	-	-	-	8,846,059
From stage 2 to stage 1	2,412,157	(8,606,008)	(303,267)	-	-	(6,497,118)
From stage 1 or 2 to stage 3	(154,519)	(4,856,827)	(42,845)	10,423,457	66,358	5,435,624
From stage 3 to stage 1 or 2	20,312	84,881	9,443	(1,564,179)	(91,245)	(1,540,788)
Changes without inter-stage transfers	(5,939,807)	(2,064,099)	685,592	1,797,561	1,543,047	(3,977,706)
New originated financial assets	14,252,243	2,835,655	473,613	508,193	403,408	18,473,112
Reimbursements	(9,324,050)	(2,228,031)	(618,355)	(1,335,859)	(435,875)	(13,942,170)
Write-offs	-	(5)	-	(5,169,938)	(59,886)	(5,229,829)
Foreign exchange difference	150,135	143,550	71,686	1,026	139,820	506,217
Inflation adjustment	(2,580,831)	(2,161,860)	(280,212)	(2,676,562)	(1,066,400)	(8,765,865)

Balances as of 12.31.21	3,474,267	2,856,124	697,578	5,941,781	3,229,164	16,198,914

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	614,329	311,357	36,893	28,253	-	990,832

Inter-stage transfers:
From stage 1 to stage 2	(57,300)	204,307	-	-	-	147,007
From stage 2 to stage 1	37,968	(195,086)	(127)	-	-	(157,245)
From stage 1 or 2 to stage 3	(856)	(5,179)	-	13,261	162	7,388
From stage 3 to stage 1 or 2	666	1,079	-	(12,535)	(181)	(10,971)
Changes without inter-stage transfers	6,272	63,981	(15,571)	4,208	1,139	60,029
New originated financial assets	169,254	15,103	1,075	1,616	-	187,048
Reimbursements	(50,680)	(33,856)	(9,616)	(3,745)	-	(97,897)
Write-offs	-	-	-	(38)	-	(38)
Foreign exchange difference	8,153	212	-	-	-	8,365
Inflation adjustment	(82,738)	(43,450)	(2,768)	(3,738)	(326)	(133,020)

Balances as of 03.31.22	645,068	318,468	9,886	27,282	794	1,001,498

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	1,717,238	630,068	28,225	12,926	2,276	2,390,733

Inter-stage transfers:
From stage 1 to stage 2	(457,844)	1,390,758	-	-	-	932,914
From stage 2 to stage 1	347,267	(1,232,287)	(29,138)	-	-	(914,158)
From stage 1 or 2 to stage 3	(3,613)	(22,046)	(21)	115,699	10,174	100,193
From stage 3 to stage 1 or 2	1,365	3,555	-	(75,588)	-	(70,668)
Changes without inter-stage transfers	(1,303,462)	(183,581)	44,802	(1,524)	(12,187)	(1,455,952)
New originated financial assets	2,779,298	116,071	27,145	10,062	-	2,932,576
Reimbursements	(1,935,075)	(161,282)	(23,231)	(22,897)	-	(2,142,485)
Write-offs	-	-	-	(145)	-	(145)
Foreign exchange difference	34,657	6,532	3,188	-	-	44,377
Inflation adjustment	(565,502)	(236,431)	(14,077)	(10,280)	(263)	(826,553)

Balances as of 12.31.21	614,329	311,357	36,893	28,253	-	990,832

Measurement of expected credit loss

IFRS 9 requires determining the expected credit loss (ECL) of a financial instrument in a way that reflects an unbiased estimate, the time value of money and a forward-looking perspective (including the economic forecast).

COVID-19 Impact

During the pandemic-related lockdown, the BCRA and the government issued several communications and decrees, pursuant to which customers within the portfolio of non-related-card financings benefitted from the deferral of unpaid installments from April 2020 up to the final loan maturity. The measure was lifted in March 2021, thus deferrals are no longer applied.

The table below summarizes the loan portfolio affected by the aforementioned measures and the related impact on contractual cash flows:

Affected Portfolio		Loss from changes in contractual cash flows
	Balance as of	Balance as of	Variation	Inflationary	Balance as of
	03/31/2022	12/31/2021		effect	03/31/2022

UVA-indexed Mortgage Loans	29,027,556	845,400	103,910	(122,144)	827,166

UVA-indexed Pledge Loans	593,479	14,102	1,938	(2,049)	13,991

		859,502	105,848	(124,193)	841,157

Concerning credit cards, outstanding balances as of April 2020 and September 2020 were required to be rescheduled in nine equal and consecutive installments, with a three-month grace period. The former were due in April 2021, whereas the latter were due in September 2021. The due date deferral did not result in stage improvements in any case.

The parameters of the ECL measurement model were not affected. Credit quality ratios did not show impairment as a consequence of the aid measures promoted by the national authorities. Given the pandemic and lockdown scenario, there were no relevant impacts on ECL directly related to COVID 19.

48.	Restrictions to the payment of dividends

Pursuant to the provisions in the regulation in force issued by the BCRA, financial institutions shall annually set aside 20% of the year's profits to increase legal reserves.

Furthermore, pursuant to the requirements in General Resolution No. 622 issued by the CNV, the Shareholders’ Meeting considering the financial statements with accumulated gains shall specifically provide for the allocation thereof.

Specifically, the mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA through the regulations in force on the “Distribution of earnings,” provided that there are no records of financial assistance from that entity due to illiquidity or shortfalls as regards minimum capital requirements or minimum cash requirements, and other sort of penalties imposed by specific regulators, which are deemed to be material, and/or where no corrective measures had been implemented, among other conditions.

It is worth noting that, on September 20, 2017, the BCRA issued Communication “A” 6327, which provides that financial institutions shall not distribute earnings generated upon the first-time adoption of IFRS, and shall create a special reserve which may only be reversed for capitalization or to absorb potential losses of the item “Unappropriated retained earnings.”

In addition, the Group shall maintain a minimum capital after the proposed distribution of earnings.

On August 30, 2019 and January 31, 2020, the BCRA issued Communications “A” 6768 and “A” 6886, which set forth that as from August 30, 2019, financial institutions are required to have the BCRA’s authorization to distribute their profits allocated to the payment of dividends.

Finally, since March 19, 2020, by means of successive extensions, the BCRA has suspended the distribution of profits by financial institutions until December 31, 2021.

Since January 1, 2022 and until December 31, 2022, financial institutions are allowed to distribute profits for up to 20% of the amount that would have been applicable had the rules on distribution of profits been applied. Such distribution shall be made in 12 equal, monthly and consecutive installments, once the BCRA’s authorization has been obtained (Communication “A” 7427).

49.	Restricted assets

As of March 31, 2022 and December 31, 2021, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).

	03.31.22	12.31.21

Argentine Treasury Bond adjusted by CER. Maturity 2023	26,784	27,396
Argentine Treasury Bond adjusted by CER. Maturity 2024	128,820	128,837
	155,604	156,233

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 23,106,432 and 23,540,145 as of March 31, 2022 and December 31, 2021, respectively (see Note 14).

50.	Deposits guarantee regime

The Entity is included in the Deposits Guarantee Fund Insurance System of Law No. 24485, Regulatory Decrees No. 540/95, No. 1292/96, No. 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the purpose of managing the Deposits Guarantee Fund (DGF), the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the DGF.

In August 1995, that company was incorporated, and the Entity has an 8.6000% share of the corporate stock as of December 31, 2021 (BCRA Communication “B” 12305).

The Deposits Guarantee Insurance System, which is limited, mandatory and for valuable consideration, has been created for the purpose of covering bank deposit risks in addition to the deposits privileges and protection system set forth by the Financial Institutions Law.

The guarantee covers the refund of the principal paid plus interest accrued up to the date of revocation of the authorization to operate or until the date of suspension of the entity by application of Section 49 of the Articles of Organization of the BCRA, if this measure had been adopted previously, without exceeding the amount of four hundred and fifty thousand pesos. For transactions in the name of two or more people, the guarantee shall be distributed on a pro-rata basis among them. In no case shall the total guarantee per person exceed the aforementioned amount, regardless of the number of accounts and/or deposits.

In addition, it is set forth that financial institutions shall monthly contribute to the DGF an amount equivalent to 0.015% of the monthly average of daily balances of the items listed in the related regulations.

On February 28, 2019, the Argentine Central Bank issued Communication “A” 6654 setting forth an increase in the guarantee from 450,000 pesos to 1,000,000 pesos, effective March 1, 2019. Furthermore, on April 16, 2020, the Argentine Central Bank issued Communication “A” 6973 whereby it increased such amount to 1,500,000 pesos, effective May 1, 2020.

As of March 31, 2022 and 2021, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 315,887 and 319,229, respectively.

51.	Minimum cash and minimum capital requirements

51.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Items	03.31.2022	12.31.21

Balances at the BCRA

BCRA – current account – not restricted	115,081,769	164,656,111

BCRA – special guarantee accounts – restricted (Note 14)	7,509,098	8,470,388

BCRA – social security special accounts – restricted	680,492	-

	123,271,359	173,126,499

Argentine Treasury Bond in pesos at 22% fixed rate. Maturity May 2022	25,355,444	26,191,669

Liquidity Bills – BCRA	220,910,398	124,999,215

TOTAL	369,537,201	324,317,383

The balances disclosed are consistent with those reported by the Bank.

51.2 Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above-mentioned date:

Minimum capital requirements	03.31.2022	03.31.2021

Credit risk	41,232,059	46,341,801
Operational risk	16,622,316	15,311,596
Market risk	651,671	274,866

Paid-in	165,439,778	166,940,460
Surplus	106,933,732	105,012,197

52.	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash contra-account

According to CNV’s General Resolution No. 622/13, as amended by CNV’s General Resolution No. 821/19, the minimum shareholders’ equity required to operate as “Settlement and Clearing Agent - Comprehensive” shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The cash contra-account amount includes Argentine Treasury Bonds in pesos adjusted by CER due 2024 as of March 31, 2022 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account.” As of March 31, 2022 and December 31, 2021, the Bank’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, and effective as of the end of fiscal year ended December 31, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised of 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, met the CNV minimum cash contra-account requirements with 2,792,293 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 66,526, through custody account No. 493-0005459481 held at BBVA Banco Francés S.A. As of March 31, 2022 and December 31, 2021, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

53.	Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has delivered the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (2013 consolidated text and amendments).

54.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as a trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of March 31, 2022 and December 31, 2021, the assets of Diagonal Trust amount to 2,427 and 2,817, respectively, considering their recoverable values.

In addition, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 4,849 as of March 31, 2022 and December 31, 2021, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 417,217 and 462,772 as of March 31, 2022 and December 31, 2021, respectively, and consist of cash, creditors' rights, real estate and shares.

55.	Mutual funds

As of March 31, 2022 and December 31, 2021, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos for 112,813,881 and 102,244,128, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

Mutual Fund	03.31.22	12.31.21

FBA Renta Pesos	204,055,935	204,021,185
FBA Renta Fija Plus	20,510,332	19,338,042
FBA Ahorro Pesos	14,767,793	3,534,416
FBA Bonos Argentina	1,552,977	915,143
FBA Calificado	955,878	1,055,010
FBA Acciones Argentinas	847,319	833,439
FBA Acciones Latinoamericanas	565,038	612,216
FBA Horizonte	374,009	428,253
FBA Renta Mixta	298,968	338,514
FBA Bonos Globales	43,985	137,744
FBA Gestión I	36,162	40,742
FBA Renta Publica I	32,611	30,892
FBA Retorno Total I	18,692	23,362
FBA Horizonte Plus	14,052	23,426
FBA Renta Fija Local	2,140	2,411

	244,075,891	231,334,795

The subsidiary BBVA Asset Management Argentina S.A.U. acts as a mutual fund manager, authorized by the CNV, which registered that company as a mutual fund management agent under No. 3 under Provision 2002 issued by the CNV on August 7, 2014.

56.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•         “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. They totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Supreme Court of Justice. The case has been called for resolution.

•         “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that an official letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing fines to the individuals involved for the aggregate amount of US$ 518,766 and Euro 48,500. The Bank is jointly and severally liable for the aforementioned fines. The Bank's Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Managers Oscar Fantacone and Jorge Allen were acquitted from all charges. An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved. On August 24, 2021, the Federal Appellate Court of Mar de Plata resolved to declare the action extinguished based on the grounds of violation of the reasonable term and consequently acquit Banco BBVA Argentina S.A., Pablo Bistacco, Graciela Alonso, Néstor O. Baquer, Hugo Benzan, Mariela Espinosa, Jorge Fioritti, Liliana Paz, Alberto Giménez, Jorge Elizalde, Elizabeth Mosquera, Carlos Barcellini, Carlos O. Alfonzo, Samuel Alanis, Julián Gabriel Burgos, for the facts that were condemned in the present case for violation of Law No. 19.359, and the relevant regulations. In view of this ruling, the Federal Prosecutor filed an extraordinary federal appeal.

•         “BBVA Banco Francés S.A. over breach of Law 19359". Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

•         “BBVA Banco Francés S.A. over breach of Law 19359". Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, Criminal Division of Lomas de Zamora, Province of Buenos Aires, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

•         "BBVA Banco Francés S.A. over breach of Law 19359". Administrative proceedings for Foreign Exchange Offense initiated by the B.C.R.A. notified on March 15, 2021 and identified under No. 7545, file No. 381/22/21. The charge consists of the alleged breach of Communication "A" 6770, corresponding to transactions carried out by the companies MULTIPOINT S.A. and TELECENTRO S.A. (i) Multipoint S.A. challenges transactions for a total amount of US$ 800,000, alleging the alleged breach of Communication "A" 6770, paragraph 11, when three exchange transactions were carried out under concept code P8 (Other financial loans) in order to pre-cancel a financial loan from a loan agreement entered into on April 5, 2019 whose original maturity date was April 5, 2021. The latter included an addendum executed on October 18, 2019 modifying the third clause of the aforementioned loan agreement and setting the payment date of the principal on October 18, 2019. According to the B.C.R.A., this would be an early cancellation in breach of the aforementioned rule. (ii) TELECENTRO S.A. challenges a transaction for the amount of US$ 185,724, alleging the alleged breach of Communication "A" 6770, paragraph 12, when a transaction was carried out under concept code B07 (payments in view of imports of goods) was carried out, which pre-paid on October 24, 2019, a commercial debt arising from two invoices that had payment date on October 29, 2019. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers who held the positions described below as of the date of the alleged facts: (i) the Foreign Trade Manager and (ii) an officer of the Area. The relevant answers to the charges were filed.

•         Banco BBVA ARGENTINA S.A. Financial summary proceedings initiated by the B.C.R.A. Notified on June 24, 2021 and identified under No. 1587, file No. 188/55/21. The charge consists of the alleged breach of paragraph 7.2 of Communication "A" 6981 by assisting (without prior approval of the BCRA) Cargill S.A. through a checking account overdraft amounting to $ 167 million from April 29, 2020 to May 3, 2020, since as it had bonds taken as of April 22, 2020, it should have waited 90 calendar days without executing repo transactions and/or surety bonds, before being assisted. Likewise, during May and June 2020, Cargill’s checking account disclosed credit balances, which were generally covered at the end of the day. In this regard, it should be noted that Banco BBVA Argentina S.A. violated paragraph 7.2 of the revised text of the rules on "Credit Policy", which strictly includes the restriction on the granting of intraday (within the same day) assistance. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. (30-50000319-3); María Isabel Goiri Lartitegui; Jorge Delfín Luna; Alfredo Castillo Triguero; Juan Manuel Ballesteros Castellano; Oscar Miguel Castro; Gabriel Eugenio Milstein; Adriana María Fernandez De Melero; José Santiago Fornieles; Darío Javier Berkman; Carlos Eduardo Elizalde and Nicolás Herbert Bohtligk. The relevant answers to the charges were filed on August 4, 2021.

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

57.	Accounting records

As of the date of these consolidated financial statements, and as a result of the subsequent social, preventive and mandatory lockdown and distancing measures the Argentine Government has been mandating since March 19, 2020 in the wake of the global pandemic unleashed by the COVID-19 described in Note 1.3., the accounting entries corresponding to January through December 2020 and July through December 2021 are in the process of being transcribed to the Journal.

58.	Subsequent events

On April 29, 2022, the Ordinary and Extraordinary General Stockholders' Meeting was held, in which what was mentioned in Note 30 "Capital Stock" of these consolidated condensed interim financial statements was approved. Also, in relation to the dividends approved by the Shareholders' Meetings of May 15, 2020, November 20, 2020, April 20, 2021 and November 3, 2021, authorization was requested to the BCRA for the distribution of 13,165,209, in compliance with the current regulations detailed in Note 48.

No other events or transactions have occurred between period-end and the date of these consolidated condensed interim financial statements which may significantly affect the Entity's financial position or results of operations as of March 31, 2022.

59.	Accounting principles – Explanation added for translations into English

These condensed consolidated interim financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE
AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 59)
(Stated in thousands of pesos in constant currency - Note 3)

Account	03.31.22	12.31.21

COMMERCIAL PORTFOLIO

Normal performance	121,046,979	129,647,024
Preferred collaterals and counter-guarantees "A"	470,209	6,208,536
Preferred collaterals and counter-guarantees "B"	686,039	853,584
No preferred collaterals and counter-guarantees	119,890,731	122,584,904

Troubled	554,662	612,013
No preferred collaterals and counter-guarantees	554,662	612,013

With high risk of insolvency	89,190	173,847
No preferred collaterals and counter-guarantees	89,190	173,847

Uncollectible	330,195	2,012,541
Preferred collaterals and counter-guarantees "B"	160,188	185,930
No preferred collaterals and counter-guarantees	170,007	1,826,611

TOTAL	122,021,026	132,445,425

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE
AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 59)
(Stated in thousands of pesos in constant currency - Note 3)

Account	03.31.22	12.31.21

CONSUMER AND HOUSING PORTFOLIO

Normal performance	297,139,898	324,114,525
Preferred collaterals and counter-guarantees "A"	156,865	127,396
Preferred collaterals and counter-guarantees "B"	43,459,636	45,536,956
No preferred collaterals and counter-guarantees	253,523,397	278,450,173

Low risk	3,093,843	2,885,362
Preferred collaterals and counter-guarantees "A"	25	2
Preferred collaterals and counter-guarantees "B"	288,473	234,155
No preferred collaterals and counter-guarantees	2,805,345	2,651,205

Low risk - with special follow-up	134,254	195,758
No preferred collaterals and counter-guarantees	134,254	195,758

Medium risk	2,244,576	2,423,131
Preferred collaterals and counter-guarantees "B"	123,309	171,037
No preferred collaterals and counter-guarantees	2,121,267	2,252,094

High risk	1,888,775	2,981,770
Preferred collaterals and counter-guarantees "A"	40	46
Preferred collaterals and counter-guarantees "B"	252,053	260,952
No preferred collaterals and counter-guarantees	1,636,682	2,720,772

Uncollectible	411,225	509,040
Preferred collaterals and counter-guarantees "A"	2,774	2,982
Preferred collaterals and counter-guarantees "B"	150,043	172,710
No preferred collaterals and counter-guarantees	258,408	333,348

TOTAL	304,912,571	333,109,586

GRAND TOTAL	426,933,597	465,555,011

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 59)
(Stated in thousands of pesos in constant currency - Note 3)

	03.31.22		12.31.21
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	38,082,268	8.92%	33,231,067	7.14%
50 following largest customers	33,545,983	7.86%	43,604,018	9.37%
100 following largest customers	25,039,275	5.86%	29,481,237	6.33%
All other customers	330,266,071	77.36%	359,238,689	77.16%

TOTAL	426,933,597	100.00%	465,555,011	100.00%

								EXHIBIT D
BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2022
	(Translation of Financial statements originally issued in Spanish - See Note 59)
	(Stated in thousands of pesos in constant currency - Note 3) (1)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	More than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	555	-	-	-	-	-	555
BCRA	-	3,037	-	-	-	-	-	3,037
Financial sector	-	135,923	724,829	1,037,007	2,188,213	2,965,198	1,720,434	8,771,604
Non-financial private sector
and residents abroad	4,200,217	195,889,719	60,849,879	47,519,732	44,540,585	44,831,966	76,064,100	473,896,198

	4,200,217	196,029,234	61,574,708	48,556,739	46,728,798	47,797,164	77,784,534	482,671,394

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

				EXHIBIT H

DEPOSITS CONCENTRATION
CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 59)
(Stated in thousands of pesos in constant currency - Note 3)

	03.31.22		12.31.21
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	98,424,168	12.34%	88,103,600	10.72%

50 following largest customers	98,151,697	12.31%	91,644,482	11.15%

100 following largest customers	36,045,100	4.52%	39,859,283	4.85%

All other customers	564,692,869	70.83%	602,555,611	73.28%

TOTAL	797,313,834	100.00%	822,162,976	100.00%

							EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2022
(Translation of Financial statements originally issued in Spanish - See Note 59)
(Stated in thousands of pesos in constant currency - Note 3) (1)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24	TOTAL
						months

Deposits	676,253,093	71,700,085	68,562,458	681,229	27,020	124	817,224,009
Non-financial government sector	17,551,581	70,857	-	-	-	-	17,622,438
Financial sector	292,369	-	-	-	-	-	292,369
Non-financial private sector and residents abroad	658,409,143	71,629,228	68,562,458	681,229	27,020	124	799,309,202
Liabilities at fair value through profit or loss	20	-	-	-	-	-	20
Derivative instruments	327,363	-	-	-	-	-	327,363
Other financial liabilities	68,081,364	236,733	318,084	581,160	812,923	3,547,504	73,577,768
Financing received from the BCRA and other financial institutions	12,578,430	1,189,445	1,142,296	2,218,439	2,553,881	390,519	20,073,010
Corporate bonds issued	-	112,345	112,346	224,690	-	-	449,381

TOTAL	757,240,270	73,238,608	70,135,184	3,705,518	3,393,824	3,938,147	911,651,551

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

							EXHIBIT J

PROVISIONS
CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 59)
(Stated in thousands of pesos in constant currency - Note 3)

				Decreases
Accounts	Balances					Monetary gain (loss) generated by provisions	Balances
	at the beginning	Increases		Reversals	Uses		as of 03.31.22
	of the year

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	990,832	143,686	(1)(4)	-	-	(133,020)	1,001,498

- For administrative, disciplinary and criminal penalties	5,803	-		-	-	(803)	5,000

- Provisions for reorganization	1,559,317	145,055	(3)	16,189	500,028	(187,016)	1,001,139

- Provisions for termination plans	305,511	-		-	-	(42,297)	263,214

- Other	3,653,660	474,539	(2)(5)	67	40,152	(544,558)	3,543,422

TOTAL PROVISIONS	6,515,123	763,280		16,256	540,180	(907,694)	5,814,273

(1)	Set up in compliance with the provisions of Comunication "A" 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(3)	See Note 27 to the Consolidated Financial Statements.
(4)	It includes an increase of 339 for exchange differences in foreign currency provisions for contingent commitments.
(5)	It includes an increase of 660 corresponding to subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) recorded in Administrative Expenses.

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
CONSOLIDATED WITH SUBSIDIARIES
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 59)
(Stated in thousands of pesos in constant currency - Note 3)

	ECL of remaining life of the financial asset
Accounts	Balances	ECL for the			Monetary gain/	Balance
	as of 12.31.21	following	FI with significant	FI with credit	(loss)	as of 03.31.22
		12 months	increases of	impairment	derived from
			credit risk		allowances

Other financial assets	334,346	8,123	-	12,751	(46,590)	308,630

Loans and other financing	15,847,030	481,498	(1,897)	(2,015,785)	(2,182,912)	12,127,934
Other financial institutions	48,351	105,235	76,879	(1,264)	(2,734)	226,467
Non-financial private sector and residents abroad	15,798,679	376,263	(78,776)	(2,014,521)	(2,180,178)	11,901,467
Overdrafts	373,408	214,815	30,141	13,342	(60,615)	571,091
Instruments	697,567	(60,324)	28,114	(16,164)	(96,798)	552,395
Mortgage loans	853,264	6,448	83,092	(19,641)	(119,152)	804,011
Pledge loans	659,755	(181,130)	(428)	107,800	(68,543)	517,454
Consumer loans	2,980,427	71,686	(50,239)	(204,399)	(381,193)	2,416,282
Credit card loans	5,646,052	(2,670)	30,173	806	(768,725)	4,905,636
Finance leases	110,852	4,733	568	(18,755)	(17,067)	80,331
Other	4,477,354	322,705	(200,197)	(1,877,510)	(668,085)	2,054,267

Other debt securities	17,538	9,167	-	-	(2,557)	24,148

Contingent commmitments	990,832	113,477	26,322	3,887	(133,020)	1,001,498

TOTAL ALLOWANCES	17,189,746	612,265	24,425	(1,999,147)	(2,365,079)	13,462,210

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	Notes and EXHIBITs	03.31.22	12.31.21

ASSETS

Cash and deposits in banks	4	198,714,740	253,077,536

Cash		74,633,000	86,186,078
Financial institutions and correspondents		124,081,740	166,891,458
Argentine Central Bank (BCRA)		115,762,261	164,656,111
Other in the country and abroad		8,319,479	2,235,347

Debt securities at fair value through profit or loss	5 and EXHIBIT A	10,381,511	1,621,405

Derivatives	6	995,893	3,269,080

Repo transactions	7	67,419,171	159,651,988

Other financial assets	8	18,817,406	14,476,975

Loans and other financing	9	384,520,411	418,353,835

Non-financial government sector		554	859
Argentine Central Bank (BCRA)		3,037	-
Other financial institutions		11,924,225	13,969,719
Non-financial private sector and residents abroad		372,592,595	404,383,257

Other debt securities	10 and EXHIBIT A	359,629,945	214,717,733

Financial assets pledged as collateral	11	23,103,689	23,539,324

Current income tax assets	12 a)	2,253,986	2,616,193

Investments in equity instruments	13 and EXHIBIT A	513,004	2,573,696

Investments in subsidiaries and associates	14	8,381,203	8,251,673

Property and equipment	15	58,225,611	59,053,575

Intangible assets	16	4,554,827	4,233,089

Other non-financial assets	17	11,499,477	9,818,069

Non-currrent assets held for sale	18	350,653	350,653

TOTAL ASSETS		1,149,361,527	1,175,604,824

Notes and EXHIBITs are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	Notes and EXHIBITs	03.31.22	12.31.21

LIABILITIES

Deposits	19 and EXHIBIT H	796,353,397	820,824,841

Non-financial government sector		17,410,613	15,407,629
Financial sector		436,125	439,199
Non-financial private sector and residents abroad		778,506,659	804,978,013

Liabilities at fair value through profit or loss	20	20	-

Derivatives	6	327,363	364,708

Other financial liabilities	21	68,143,350	70,392,047

Financing received from the BCRA and other financial institutions	22	654,689	1,893,139

Provisions	EXHIBIT J	5,731,580	6,413,304

Deferred income tax liabilities		11,571,932	9,528,266

Other non-financial liabilities	24	76,020,682	81,166,627

TOTAL LIABILITIES		958,803,013	990,582,932

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		46,228,610	46,228,610
Capital adjustments		33,118,239	33,118,239
Reserves		81,421,905	81,421,905
Retained earnings		22,857,125	(1,755,820)
Other accumulated Comprehensive Income		2,133,290	808,797
Income for the period/year		4,186,635	24,587,451
TOTAL EQUITY		190,558,514	185,021,892

TOTAL LIABILITIES AND EQUITY		1,149,361,527	1,175,604,824

Notes and EXHIBITs are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	Notes and EXHIBITs	Accumulated as of 03.31.22	Accumulated as of 03.31.21

Interest income	27	66,662,547	54,318,773
Interest expense	28	(28,808,089)	(22,361,348)

Net interest income		37,854,458	31,957,425

Commission income	29	12,100,053	11,363,822
Commission expenses	30	(6,278,611)	(6,666,414)

Net commission income		5,821,442	4,697,408

Net income from financial instruments at fair value through profit or loss	31	3,896,552	2,273,765
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	32	(34,245)	(51,187)
Foreign exchange and gold gains	33	1,715,063	1,386,952
Other operating income	34	3,374,094	2,452,001
Loan loss allowance		(2,151,002)	(2,909,736)

Net operating income		50,476,362	39,806,628

Personnel benefits	35	(8,883,671)	(8,892,181)
Administrative expenses	36	(9,366,615)	(8,090,358)
Depreciation and amortization	37	(1,621,953)	(1,645,668)
Other operating expenses	38	(7,417,110)	(6,860,576)

Operating income		23,187,013	14,317,845

Income from associates and joint ventures		(28,251)	56,112
Gain/(loss) on net monetary position		(17,477,793)	(10,613,696)
Income before income tax		5,680,969	3,760,261

Income tax	12 c)	(1,494,334)	906,483

Net income for the period		4,186,635	4,666,744

Notes and EXHIBITs are an integral part of these separate financial statements.

EARNINGS PER SHARE
AS OF MARCH 31, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

Accounts	03.31.22	03.31.21

Numerator:

Net income attributable to owners of the Parent	4,186,635	4,666,744
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	4,186,635	4,666,744

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dlution	612,710,079	612,710,079

Basic earnings per share (stated in thousands of pesos)	6.8330	7.6166
Diluted earnings per share (stated in thousands of pesos) (1)	6.8330	7.6166

(1)	As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	Accumulated as of 03.31.22	Accumulated as of 03.31.21

Net income for the period	4,186,635	4,666,744

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method
Loss for the year on the Share in OCI from associates and joint ventures at equity method	-	(8,453)
	-	(8,453)

Profit or losses from financial instruments at fair value through OCI
Net income for the period from financial instruments at fair value through OCI	1,878,482	(677,805)
Reclassification adjustment for the period	34,245	51,187
Income tax	(580,295)	245,563
	1,332,432	(381,055)

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)
Net loss for the year on equity instruments at fair value through OCI	(7,939)	(6,953)
Income tax	-	427
	(7,939)	(6,526)

Total Other Comprehensive Income for the period	1,324,493	(396,034)

Total Comprehensive Income	5,511,128	4,270,710

Notes and EXHIBITs are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE-MONTH INTERIM PERIOD ENDED MARCH 31, 2022
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	2022
	Share	Non-capitalized		Other Comprehensive		Retained
	capital	contributions		Income		Earnings
	Outstanding shares	Share premium		Losses on financial instruments at fair value through OCI	Other				Total

			Adjustments to equity					Unappropriated retained earnings
Transactions						Legal reserve	Optional reserve

Restated balances at the beginning of the year	612,710	46,228,610	33,118,239	873,757	(64,960)	39,468,545	41,953,360	22,831,631	185,021,892

Impact of application of financial information Framework set forth by BCRA, IFRS 9 - Section 5.5 for Associates	-	-	-	-	-	-	-	25,494	25,494

Adjusted balance at the beginning of the period	612,710	46,228,610	33,118,239	873,757	(64,960)	39,468,545	41,953,360	22,857,125	185,047,386

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	4,186,635	4,186,635
- Other Comprehensive Income for the period	-	-	-	1,324,493	-	-	-	-	1,324,493

Balances at fiscal period end	612,710	46,228,610	33,118,239	2,198,250	(64,960)	39,468,545	41,953,360	27,043,760	190,558,514

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE-MONTH INTERIM PERIOD ENDED MARCH 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	2021
	Share	Non-capitalized		Other Comprehensive		Retained
	capital	contributions		Income		Earnings
	Outstanding shares	Share premium		Losses on financial instruments at fair value through OCI	Other				Total

			Adjustments to equity					Unappropriated retained earnings
Transactions						Legal reserve	Optional reserve

Restated balances at the beginning of the year	612,710	46,228,610	33,118,239	226,239	(89,547)	39,468,545	111,782,757	(51,562,958)	179,784,595

Adjusted income from previous years (see Note 2.b to the consolidated financial statements)	-	-	-	-	-	-	-	(1,755,774)	(1,755,774)

Adjusted balance at the beginning of the period	612,710	46,228,610	33,118,239	226,239	(89,547)	39,468,545	111,782,757	(53,318,732)	178,028,821

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	4,666,744	4,666,744
- Other Comprehensive Income for the period	-	-	-	(381,055)	(14,979)	-	-	-	(396,034)
									-

Balances at fiscal period end	612,710	46,228,610	33,118,239	(154,816)	(104,526)	39,468,545	111,782,757	(48,651,988)	182,299,531

SEPARATE CONDENSED STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

Accounts	03.31.22	03.31.21

Cash flows from operating activities

Income before Income Tax	5,680,969	3,760,261

Adjustment for total gain/loss on net monetary position for the year	17,477,793	10,613,696

Adjustments to obtain cash flows from operating activities:	2,326,853	1,936,137
Depreciation and amortization	1,621,953	1,645,668
Loan loss allowance	2,151,002	2,909,736
Effect of foreign exchange changes on cash and cash equivalents	(416,702)	(1,197,378)
Income/ (loss) from sale of Prisma Medios de Pagos S.A.	(2,615,050)	-
Other adjustments	1,585,650	(1,421,889)

Net increases from operating assets:	(149,422,899)	(5,326,309)
Debt securities at fair value through profit or loss	(10,107,789)	(33,090,380)
Derivatives	1,898,357	2,953,872
Repo transactions	79,718,964	38,915,376
Loans and other financing	(25,574,177)	(5,307,511)
Non-financial government sector	217	181
Other financial institutions	243,270	1,723,217
Non-financial private sector and residents abroad	(25,817,664)	(7,030,909)
Other debt securities	(187,538,550)	1,785,277
Financial assets pledged as collateral	(2,979,123)	3,397,457
Investments in equity instruments	(52,380)	517,693
Other assets	(4,788,201)	(14,498,093)

Net increases from operating liabilities:	108,337,668	67,004,263
Deposits	93,629,165	46,998,705
Non-financial government sector	4,386,291	347,786
Financial sector	67,087	(685,498)
Non-financial private sector and residents abroad	89,175,787	47,336,417
Liabilities at fair value through profit or loss	20	-
Derivatives	41,851	288,008
Other liabilities	14,666,632	19,717,550

Income tax paid	-	(3,437,530)

Total cash flows (used in)/generated by operating activities	(15,599,616)	74,550,518

SEPARATE CONDENSED STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

Accounts	03.31.22	03.31.21

Cash flows from investing activities

Payments:	(1,258,401)	(1,120,722)
Purchase of property and equipment, intangible assets and other assets	(1,100,444)	(1,086,440)
Other payments related to investing activities	(157,957)	(34,282)

Collections:	-	463,921
Other collections related to investing activities	-	463,921

Total cash flows used in investing activities	(1,258,401)	(656,801)

Cash flows from financing activities

Payments:	(1,591,276)	(5,350,777)
BCRA	-	(10,242)
Financing from local financial institutions	(1,246,633)	(4,809,933)
Other payments related to financing activities	-	(94,900)
Leases	(344,643)	(435,702)

Collections:	5,507	-
BCRA	5,507	-

Total cash flows used in financing activities	(1,585,769)	(5,350,777)

Effect of exchange rate changes on cash and cash equivalents	416,702	1,197,378
Gain/loss on net monetary position of cash and cash equivalents	(36,335,712)	(32,403,867)

Total changes in cash flows	(54,362,796)	37,336,451
Restated cash and cash equivalents at the beginning of the year (Note 4)	253,077,536	266,049,850
Cash and cash equivalents at fiscal year-end (Note 4)	198,714,740	303,386,301

Notes and EXHIBITs are an integral part of these separate financial statements.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish - See Note 43)
(Amounts stated in thousands of Argentine pesos in constant currency –Note 3 to the consolidated condensed interim financial statements)

1.	Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, Banco BBVA Argentina S.A. (the “Bank”) presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2.	Basis for the preparation of the financial statements

These separate condensed interim financial statements as of March 31, 2022 and for the three-month period then ended were prepared pursuant to the reporting framework set forth by the BCRA that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)          Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity and those entities that consolidate with the Entity (Group “C” entities) have applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector which were temporarily excluded from the scope of such standard.

If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of March 31, 2022 and December 31, 2021 would have been reduced by 2,105,758 and 2,218,881, respectively, net of the deferred tax effect.

Group “C” entities (the Entities’ consolidated entities) have applied the expected credit loss model mentioned in the first paragraph since January 1, 2022 as set forth in Communication “A” 6938, as supplemented.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recognized under “Investments in Equity Instruments” as of December 31, 2021 and December 31, 2020 (see Note 16 to the consolidated financial statements).

The Bank accounted for an adjustment to previous years’ income as required by the BCRA which, subsequent to the date of these financial statements for the year ended December 31, 2020, required, by means of Memorandum No. 8/2021 dated May 22, 2021, that an adjustment be made to the fair value recognized in respect of the equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For reporting purposes only, such adjustment had an impact on “Investments in equity instruments” by 2,508,271 (decrease) in the consolidated statement of financial position comparative as of December 31, 2021, and on “Unappropriated retained earnings” by 1,755,774 (net decrease in deferred income tax) in the comparative consolidated statement of changes in shareholders' equity as of March 31, 2021.

It should be noted that in estimating the valuation of such equity interest, the Bank followed the guidelines set forth under applicable laws and regulations, and relied on the valuation report as of December 31, 2020 issued by independent appraisers.

During March 2022, the transfer of all the shares corresponding to the referred interest was made, accounting for the income/(loss) from the sale during the quarter ended March 31, 2022.

c)	Memorandum No. 6/2017 on income tax reassessment

On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. As described in Note 15 to the consolidated financial statements, such provision was fully reversed as from June 30, 2021.

The exceptions described above imply a deviation from IFRS.

As stated in Note 2 to the consolidated condensed interim financial statements, the abovementioned circumstances result in a departure from the IFRS, which has a significant impact and may distort the information provided in these separate condensed financial statements.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2021. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2021 are included.

Likewise, these separate financial statements contain the additional information and exhibits required by the BCRA through Communication “A” 6324.

To avoid duplication of information already provided, we refer to the consolidated condensed interim financial statements regarding:

•	Functional and presentation currency (Note 3 to the consolidated condensed interim financial statements)
•	Accounting judgments and estimates (Note 4 to the consolidated condensed interim financial statements)
•	Significant accounting policies and guidelines issued by the Argentine Central Bank (Note 5 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries
•	Changes in accounting policies and IFRS issued but not yet effective (Note 6 to the consolidated condensed interim financial statements)
•	Provisions (Note 27 to the consolidated condensed interim financial statements)
•	Fair values of financial instruments (Note 43 to the consolidated condensed interim financial statements)
•	Segment reporting (Note 44 to the consolidated condensed interim financial statements)
•	Subsidiaries (Note 45 to the consolidated condensed interim financial statements)
•	Deposits guarantee regime (Note 50 to the consolidated condensed interim financial statements)
•	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash-contra account (Note 52 to the consolidated condensed interim financial statements)
•	Trust activities (Note 54 to the consolidated condensed interim financial statements)
•	Mutual funds (Note 55 to the consolidated condensed interim financial statements)
•	Penalties and administrative proceedings initiated by the BCRA (Note 56 to the consolidated condensed interim financial statements)
•	Accounting records (Note 57 to the consolidated condensed financial statements)
•	Subsequent events (Note 58 to the consolidated condensed interim financial statements)

3.	Significant accounting policies

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control when there are changes to one or more of the elements of control.

Ownership interest in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The interim financial statements as of March 31, 2022 of the subsidiaries BBVA Asset Management Argentina S.A.U. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

The financial statements of PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. were prepared pursuant to the model set forth in paragraph 5.5 “Impairment” of IFRS 9 as from January 1, 2022, as stated in note 2 to these consolidated condensed interim financial statements.

4.	Cash and deposits in banks
	03.31.22	12.31.21

BCRA - Current account	115,762,261	164,656,111
Cash	74,633,000	86,186,078
Balances with other local and foreign institutions	8,319,479	2,235,347

TOTAL	198,714,740	253,077,536

5.	Debt securities at fair value through profit or loss

	03.31.22	12.31.21

BCRA Bills	7,331,098	-
Government securities	3,050,413	1,620,500
Private securities - Corporate bonds	-	905

TOTAL	10,381,511	1,621,405

6.	Derivatives

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - Financial Instruments.

The aforementioned instruments are measured at fair value and were recognized in the Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	03.31.22	12.31.21

Debit balances linked to foreign currency forwards pending settlement in pesos	995,893	3,265,484
Debit balances linked to interest rate swaps - floating rate for fixed rate	-	3,596

TOTAL	995,893	3,269,080

Liabilities

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of rate swaps are reported below:

	03.31.22	12.31.21

Foreign currency forwards

Foreign currency forward purchases - US$	882,309	1,189,085
Foreign currency forward purchases - Euros	463	-
Foreign currenct forward sales - US$	858,672	1,129,832
Foreign currency forward sales - Euros	23,923	11,432

Interest rate swaps

Fixed rate for floating rate (1)	-	180,000

(1) Floating: Badlar Rate is the interest rate for time deposits over 1 (one) million pesos, from 30 to 35 days.

7.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	03.31.22	12.31.21

Amounts receivable for reverse repurchase transactions of BCRA bills with the BCRA	67,419,171	159,651,988

TOTAL	67,419,171	159,651,988

Repurchase transactions

No repurchase transactions were accounted for as of March 31, 2022 and December 31, 2021.

8.	Other financial assets

The breakdown of other financial assets is as follows:

	03.31.22	12.31.21

Measured at amortized cost

Other receivables	8,084,892	7,528,962
Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	6,615,281	3,974,817
Financial debtors from spot transactions pending settlement	2,438,225	3,034,206
Non-financial debtors from spot transactions pending settlement	1,930,687	9,399
Other	25,268	229,263

	19,094,353	14,776,647

Allowance for loan losses (Exhibit R)	(276,947)	(299,672)

TOTAL	18,817,406	14,476,975

9.	Loans and other financing

The Bank holds loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	03.31.22	12.31.21

Credit cards	165,510,540	182,390,038
Consumer loans	45,004,356	47,460,478
Discounted instruments	30,546,410	33,815,257
Overdrafts	25,930,138	26,148,381
Mortgage loans	24,660,255	26,590,270
Unsecured instruments	17,506,424	23,681,588
Loans for the prefinancing and financing of exports	13,688,297	15,486,715
Other financial institutions	12,384,368	14,352,044
Pledge loans	4,989,622	5,648,121
Loans to personnel	3,140,248	3,382,630
Receivables from finance leases	2,408,003	3,011,001
Instruments purchased	944,358	2,133,413
BCRA	3,037	-
Non-financial government sector	554	859
Other financing	49,708,075	49,867,721

	396,424,685	433,968,516

Allowance for loan losses (EXHIBIT R)	(11,904,274)	(15,614,681)

TOTAL	384,520,411	418,353,835

Finance leases

The Bank entered into finance lease agreements related to vehicles and machinery and equipment.

The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum payments to be received thereunder:

	03.31.22		12.31.21
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	1,298,474	717,881	1,590,407	867,009
From 1 to 2 years	1,166,839	728,910	1,399,778	838,886
From 2 to 3 years	994,759	737,433	1,212,679	876,866
From 3 to 4 years	313,181	221,390	574,619	422,833
From 4 to 5 years	3,282	2,389	7,925	5,407

TOTAL	3,776,535	2,408,003	4,785,408	3,011,001

Principal		2,338,292		2,918,224
Interest accrued		69,711		92,777
TOTAL		2,408,003		3,011,001

A breakdown of loans and other financing according to credit quality standing pursuant to applicable standards issued by the BCRA is detailed in Exhibit B, while the information on the concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits with the accounting balances is included below.

	03.31.22	12.31.21

Total Exhibit B y C	403,156,080	441,628,444
Plus:
BCRA	3,037	-
Loans to personnel	3,140,248	3,382,630
Interest and other items accrued receivable from financial assets with credit value impairment	177,199	526,474

Less:
Allowance for loan losses (Exhibit R)	(11,904,274)	(15,614,681)
Adjustments for effective interest rate	(2,061,986)	(2,128,461)
Corporate bonds	(1,462,202)	(1,619,590)
Loan commitments	(6,527,691)	(7,820,981)
Total loans and other financing	384,520,411	418,353,835

Note 47.2 to the consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of March 31, 2022 and December 31, 2021, the Bank holds the loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	03.31.22	12.31.21
Secured loans	3,489,161	2,721,491
Liabilities related to foreign trade transactions	1,021,921	2,782,943
Overdrafts and receivables agreed not used	1,010,209	1,325,204
Guarantees granted	1,006,400	991,343

	6,527,691	7,820,981

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

10.	Other debt securities

a) Financial assets measured at amortized cost

	03.31.22	12.31.21

Government securities	25,355,444	26,191,668

TOTAL	25,355,444	26,191,668

b) Financial assets measured at fair value through OCI

	03.31.22	12.31.21

BCRA Liquidity Bills	239,753,152	124,999,215
Government securities	69,081,205	61,948,864
BCRA Liquidity Notes	24,014,300	-
Private securities - Corporate bonds	1,425,844	1,577,986

TOTAL	334,274,501	188,526,065

11.	Financial assets pledged as collateral

As of March 31, 2022 and December 31, 2021, the Bank pledged as collateral the following financial assets:

		03.31.22	12.31.21

BCRA - Special guarantee accounts (Note 42.1)	(1)	7,509,098	8,470,388
Guarantee trust - Government securities at fair value through OCI	(2)	6,855,766	5,355,989
Guarantee trust - USD	(4)	4,631,063	4,976,717
Deposits as collateral	(3)	4,107,762	4,736,230

TOTAL		23,103,689	23,539,324

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.

(2)	Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.

(4)	The trust is composed of dollars in cash as security for activities related to the transactions of MAE and BYMA.

12.	Income Tax:

a)	Current income tax assets

Breakdown is as follows:

	03.31.22	12.31.21

Income tax asset	2,253,986	2,616,193
	2,253,986	2,616,193

b)	Current income tax liabilities

There is no balance for this item.

c)	Income tax

Breakdown of income tax benefit / (expense):

	03.31.22	03.31.21

Current tax	(30,969)	3,805,899
Deferred tax	(1,463,365)	(2,899,416)
	(1,494,334)	906,483

The Bank’s effective tax rate for the period ended March 31, 2022 was 26%.

The income tax benefit for the period ended March 31, 2022 includes the impact of the calculation of the inflation adjustment for tax purposes and the reversal of the provision required by the BCRA, as mentioned in the section “Income tax– Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018” of Note 15.c) to the consolidated condensed interim financial statements

The policy on the recognition of income tax for interim period is described in Note 15.c) to the consolidated condensed interim financial statements.

13.	Investments in equity instruments

Investments in equity instruments for which the Bank has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

13.1 Investments in equity instruments through profit or loss

	03.31.22	12.31.21

Private securities - Shares of other non-controlled companies	476,407	446,069
Prisma Medios de Pago S.A. (Note 16 to the consolidated financial statements)	-	2,085,746

TOTAL	476,407	2,531,815

13.2 Investments in equity instruments through other comprehensive income

	03.31.22	12.31.21

Banco Latinoaméricano de Exportaciones S.A.	34,964	40,106
Other	1,633	1,775

TOTAL	36,597	41,881

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	03.31.22	12.31.21

BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	2,445,431	2,050,405
Volkswagen Financial Services Compañía Financiera S.A.	2,356,992	2,432,120
PSA Finance Arg. Cía. Financiera S.A.	1,310,866	1,365,413
Rombo Compañía Financiera S.A.	790,328	917,339
BBVA Seguros Argentina S.A.	710,892	789,642
Interbanking S.A.	371,230	371,231
Play Digital S.A.	226,483	132,378
Openpay Argentina S.A.	149,941	170,257
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	19,040	22,888

TOTAL	8,381,203	8,251,673

15.	Property and equipment

	03.31.22	12.31.21

Real estate	43,126,885	43,145,863
Furniture and facilities	7,753,320	8,102,122
Right of use of leased real estate (Note 25)	3,744,971	3,984,209
Machinery and equipment	2,039,432	2,423,375
Constructions in progress	1,459,107	1,302,108
Vehicles	101,896	95,898

TOTAL	58,225,611	59,053,575

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss are stated in Note 25 to these separate condensed interim financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its real estate, the carrying amount of the two pieces of real estate exceeds their recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment loss of assets recorded under the item “Property and equipment” is reported below:

Item	Impairment
	03.31.22	12.31.21

Real Estate - Lavallol	(8,640)	(8,640)
Real Estate - Monte Grande	(35,111)	(35,111)

TOTAL	(43,751)	(43,751)

16.	Intangible assets

	03.31.22	12.31.21

Licenses - Software	4,554,827	4,233,089

TOTAL	4,554,827	4,233,089

17.	Other non-financial assets

Breakdown is as follows:

	03.31.22	12.31.21

Investment properties	6,824,217	3,249,899
Prepayments	2,596,275	3,747,815
Tax advances	1,204,066	1,018,098
Advances to suppliers of goods	545,195	587,686
Other miscellaneous assets	128,153	213,525
Assets acquired as security for loans	11,187	12,351
Advances to personnel	8,508	845,879
Other	181,876	142,816

TOTAL	11,499,477	9,818,069

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

18.	Non-current assets held for sale

It includes pieces of real estate assets in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

	03.31.22	12.31.21

Property and equipment held for sale	350,653	350,653

TOTAL	350,653	350,653

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, the carrying amount of one piece of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The loss impairment for non-current assets held for sale is reported below:

Item	Impairment
	03.31.22	12.31.21

Real property held for sale - Fisherton	(45,179)	(45,179)

TOTAL	(45,179)	(45,179)

19.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	03.31.22	12.31.21

Non-financial government sector	17,410,613	15,407,629
Financial sector	436,125	439,199
Non-financial private sector and residents abroad	778,506,659	804,978,013
Savings accounts	277,668,490	331,074,453
Time deposits	218,795,254	199,058,175
Checking accounts	200,400,975	197,814,609
Investment accounts	74,658,965	69,491,647
Other	6,982,975	7,539,129

TOTAL	796,353,397	820,824,841

20.	Liabilities at fair value through profit or loss

	03.31.22	12.31.21

Obligations from government securities transactions	20	-
TOTAL	20	-

21.	Other financial liabilities

	03.31.22	12.31.21

Obligations from financing of purchases	46,890,194	53,043,467
Collections and other transactions on behalf of third parties	7,059,245	6,058,941
Lease liabilities (Note 25)	2,905,692	3,383,857
Payment orders pending credit	2,799,915	2,630,823
Receivables from spot purchases pending settlement	1,897,078	1,658,084
Credit balance for spot sales pending settlement	1,392,545	7,159
Commissions accrued payable	106,594	40,855
Other	5,092,087	3,568,861

TOTAL	68,143,350	70,392,047

22.	Financing received from the BCRA and other financial institutions

	03.31.22	12.31.21

Local financial institutions	598,417	1,840,291
BCRA	56,272	52,848

TOTAL	654,689	1,893,139

23.	Corporate bonds issued

No transactions were accounted for in the period/year ended March 31, 2022 and December 31, 2021.

24.	Other non-financial liabilities

	03.31.22	12.31.21

Cash dividends payable (1)	28,000,000	32,499,488
Miscellaneous creditors	16,629,895	15,160,066
Other collections and withholdings	9,633,587	9,935,303
Advances collected	8,702,660	9,469,759
Short-term personnel benefits	7,849,175	10,135,227
Other taxes payable	3,418,950	2,731,221
Social security payment orders pending settlement	815,769	93,607
Long-term personnel benefits	554,184	643,239
Contract liabilities	377,751	427,544
Other	38,711	71,173

TOTAL	76,020,682	81,166,627

(1) See Note 30 to the consolidated financial statements.

25.	Leases

The Bank as lessee

Below is a detail of the amounts related to rights of use of leased assets and lease liabilities in force as of March 31, 2022 and December 31, 2021:

Rights of use under leases

	Initial			Depreciation
	value as of			Accumulated		For the
Account	01.01.22	Increases	Decreases	as of 01.01.22	Decreases	Period (1)	03.31.22

Leased real property	7,616,405	188,274	166,963	3,632,196	108,001	368,550	3,744,971

(1) See Note 37

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	03.31.22	12.31.21

Up to one year	115,441	21,528	136,969	256,494

From 1 to 5 years	1,773,471	288,523	2,061,994	2,356,501

More than 5 years	690,853	15,876	706,729	770,862

			2,905,692	3,383,857

Interest and exchange rate difference recognized in profit or loss

	03.31.22	03.31.21

Other operating expenses
Interest on finance lease liabilities (Note 38)	(106,209)	(137,868)

Exchange rate difference
Exchange rate difference from finance lease	(1,425,520)	1,550,439

Other expenses
Leases (Note 36)	(1,558,240)	(1,061,564)

26.	Share Capital

Share capital information is disclosed in Note 30 to the consolidated condensed interim financial statements.

27.	Interest income

	03.31.22	03.31.21

Interest on government securities	24,184,505	15,150,212
Interest on credit card loans	8,063,791	8,235,287
Premiums on reverse repurchase agreements	7,409,879	4,836,062
Stabilization Coefficient (CER) clause adjustment	6,586,760	4,755,364
Interest on instruments	4,537,652	4,245,434
Interest on consumer loans	4,399,264	4,000,086
Acquisition Value Unit (UVA) clause adjustment	3,400,713	4,459,276
Interest on other loans	3,369,612	3,433,165
Interest on overdrafts	2,381,147	2,770,910
Interest on loans to the financial sector	1,112,130	900,606
Interest on mortgage loans	422,135	490,824
Interest on pledge loans	282,322	471,318
Interest on finance leases	206,178	224,750
Interest on loans for the prefinancing and financing of exports	129,113	306,824
Interest on private securities	95,165	36,352
Other	82,181	2,303

TOTAL	66,662,547	54,318,773

28.	Interest expenses

	03.31.22	03.31.21

Time deposits	21,640,336	18,336,610
Checking accounts deposits	5,206,837	2,838,044
Acquisition Value Unit (UVA) clause adjustments	1,692,260	874,597
Savings accounts deposits	156,845	149,227
Interfinancial loans received	69,204	50,436
Other liabilities from financial intermediation	40,824	112,102
Premiums on reverse repurchase transactions	1,541	-
Other	242	332

TOTAL	28,808,089	22,361,348

29.	Commission income

	03.31.22	03.31.21

From credit cards	5,425,058	5,118,567
Linked to liabilities	5,329,289	4,760,329
From insurance	560,198	597,979
From foreign trade and foreign currency transactions	512,738	597,817
Linked to loans	140,365	141,918
Linked to securities	131,931	144,541
From guarantees granted	474	2,671

TOTAL	12,100,053	11,363,822

30.	Commission expenses

	03.31.22	03.31.21

For credit and debit cards	5,005,575	5,542,050
For payment of salaries	345,124	284,603
For foreign trade transactions	113,672	123,521
For digital sales services	5,168	242,000
For promotions	-	46,200
Linked to transactions with securities	2,382	6,853
Other commission expenses	806,690	421,187

TOTAL	6,278,611	6,666,414

31.	Net income / (loss) from financial instruments carried at fair value through profit or loss

	03.31.22	03.31.21

Income from financial assets sale or write-off (1)	2,615,050	-
Income from government securities	695,460	938,483
Income from foreign currency forward transactions	648,595	1,851,571
Income from corporate bonds	817	3,857
Income from interest rate swaps	(769)	-
Income from private securities	(59,442)	(520,146)
Other	(3,159)	-

TOTAL	3,896,552	2,273,765

(1) Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18. 2022, the transfer of all the remaining shareholding of the Bank in such company was consummated.

32.	Net (loss) from derecognition of assets carried at amortized cost and at fair value through other comprehensive income

	03.31.22	03.31.21

(Loss) from sale of government securities	(34,245)	(51,187)

TOTAL	(34,245)	(51,187)

33.	Foreign exchange and gold gains (losses)

	03.31.22	03.31.21

Income from purchase-sale of foreign currency	2,116,388	1,951,201
Conversion of foreign currency assets and liabilities into pesos	(401,325)	(564,249)

TOTAL	1,715,063	1,386,952

34.	Other operating income

	03.31.22	03.31.21

Adjustments and interest on miscellaneous receivables	762,017	894,766
Rental of safe deposit boxes	515,295	442,384
Loans recovered	394,300	353,610
Debit and credit card commissions	197,618	94,340
Punitive interest	52,547	48,202
Allowances reversed	16,189	99,946
Income from asset sale in equity instruments (1)	839,671	-
Income from initial recognition of government securities	-	17,754
Other operating income	596,457	500,999

TOTAL	3,374,094	2,452,001

(1) Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18. 2022 the transfer of all the remaining shareholding of the Bank in such company was consummated.

35.	Personnel benefits

	03.31.22	03.31.21

Salaries	5,392,494	5,632,091
Social security withholdings and collections	1,561,748	1,569,127
Other short-term personnel benefits	1,514,327	1,372,543
Personnel compensation and bonuses	283,021	156,659
Personnel services	132,081	161,761

TOTAL	8,883,671	8,892,181

36.	Administrative expenses

	03.31.22	03.31.21

Taxes	2,078,399	1,899,699
Rentals (Note 25)	1,558,240	1,061,564
Armored transportation services	1,220,701	1,184,715
Maintenance and repair costs	969,161	959,151
Administrative expenses	659,429	557,430
Advertising	505,476	308,428
Electricity and communications	391,957	412,734
Other fees	295,565	295,138
Security services	280,798	299,418
Insurance	107,044	101,885
Entertainment and travel expenses	40,377	60,487
Stationery and supplies	25,877	27,153
Fees to Bank Directors and Supervisory Committee	10,427	12,933
Other administrative expenses	1,223,164	909,623

TOTAL	9,366,615	8,090,358

37.	Depreciation and amortization

	03.31.22	03.31.21

Depreciation of property and equipment	1,167,682	1,245,396
Amortization of rights of use of leased real estate	368,550	328,356
Amortization of intangible assets	70,438	56,467
Depreciation of other assets	15,283	15,449

TOTAL	1,621,953	1,645,668

38.	Other operating expenses

	03.31.22	03.31.21

Turnover tax	5,028,455	4,437,600
Other allowances (Exhibit J)	611,969	406,173
Initial recognition of loans	496,711	452,600
Contribution to the Deposit Guarantee Fund	315,266	317,796
Claims	288,502	43,891
Reorganization expenses (Exhibit J)	145,055	405,157
Interest on lease liabilities (Note 25)	106,209	137,868
Other operating expenses	424,943	659,491

TOTAL	7,417,110	6,860,576

39.	Related parties

See Note 46 to the Consolidated Condensed Interim Financial Statements.

40.	Restrictions on the payment of dividends

See Note 48 to the consolidated condensed interim financial statements as regards restrictions to the payment of dividends.

41.	Restricted assets

As of March 31, 2022 and December 31, 2021, the Bank has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).
	03.31.22	12.31.21

Argentine Treasury Bond adjusted by CER. Maturity 2023	26,784	27,396
Argentine Treasury Bond adjusted by CER. Maturity 2024	128,820	128,837
	155,604	156,233

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 23,103,689 23,539,324 as of March 31, 2022 and December 31, 2021, respectively (see Note 11 to these separate condensed interim financial statements).

42.	Minimum cash and minimum capital requirements

42.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Items	03.31.2022	12.31.21

Balances at the BCRA

BCRA – current account – not restricted	115,081,769	164,656,111

BCRA – special guarantee accounts – restricted (Note 14)	7,509,098	8,470,388

BCRA – social security special accounts – restricted	680,492	-

	123,271,359	173,126,499

Argentine Treasury Bond in pesos at 22% fixed rate. Maturity May 2022	25,355,444	26,191,669

Liquidity Bills – BCRA	220,910,398	124,999,215

TOTAL	369,537,201	324,317,383

42.2 Minimum capital requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirements	03.31.2022	03.31.2021

Credit risk	39,577,372	44,531,502
Operational risk	16,113,235	14,894,732
Market risk	650,508	268,739

Paid-in	161,883,653	162,615,925
Surplus	105,542,538	102,920,952

43.	Accounting principles – Explanation added for translations into English

These condensed consolidated interim financial statements are presented in accordance with the financial reporting framework established by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	value	value	no options	Options	Final position
			level	03.31.22	12.31.21

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos
National Treasury Bills in pesos, maturity 05-23-2022	5936	810,915	1	810,915	-	810,915	-	810,915
Boncer TX28 2.25% ARS, maturity 11-09-2028	5926	620,485	1	620,485	-	620,485	-	620,485
Boncer TX26 2% ARS, maturity 11-09-2026	5925	580,128	1	580,128	-	580,128	-	580,128
National Treasury Bond adjusted by 1.55% CERin pesos, maturity 07-26-2024	5405	297,697	1	297,697	-	297,697	-	297,697
Discount Treasury Bill, maturity 01-03-2022 ARS	5938	-	1	-	920,995	-	-	-
Discount Treasury Bill, maturity 01-31-2022 ARS	5917	-	1	-	699,505	-	-	-
Subtotal Government Securities - In pesos		2,309,225		2,309,225	1,620,500	2,309,225	-	2,309,225

Government Securities - In foreign currency
GD35 Bond, Foreign law, STEP UP maturity 01-09-2038	71090/81090/94729	396,651	1	396,651	-	396,651	-	396,651
GD35 Bond, Foreign law, STEP UP maturity 07-09-2035	81088/94728	344,537	1	344,537	-	344,537	-	344,537
Subtotal Government Securities - In foreign currency		741,188		741,188	-	741,188	-	741,188

BCRA Bills
BCRA Liquidity Bills in pesos maturity 04-19-2022	13815	7,331,098	1	7,331,098	-	7,331,098	-	7,331,098
Subtotal BCRA Bills		7,331,098		7,331,098	-	7,331,098	-	7,331,098

Private Securities
Corporate Bond Rombo Cia Financiera S.A. Class 42	53238	-	2	-	905	-	-	-
Subtotal Private Securities		-		-	905	-	-	-

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		10,381,511		10,381,511	1,621,405	10,381,511	-	10,381,511

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	value	value	no options	Options	Final position
			level	03.31.22	12.31.21

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities - In pesos
Treasury Bonds adjusted by 1.50% CER, maturity 03-25-2024	5493	14,181,900	1	14,181,900	14,779,458	14,181,900	-	14,181,900
Treasury Bonds adjusted by 1.30% CER, maturity 09-20-2022	5495	12,151,740	1	12,151,740	12,546,117	12,151,740	-	12,151,740
Treasury Bonds adjusted by 1.40% CER maturity 03-25-2023	5492/81012	10,071,926	1	10,071,926	11,279,304	10,071,926	-	10,071,926
Treasury Bonds adjusted by 1.45% CER, maturity 08-13-2023	5497	9,888,825	1	9,888,825	1,546,484	9,888,825	-	9,888,825
Treasury Bills adjusted by CER, maturity 02-17-2023	9111	6,895,643	1	6,895,643	-	6,895,643	-	6,895,643
Treasury Bills adjusted by CER, maturity 08-16-2022	5949	4,402,139	1	4,402,139	602,401	4,402,139	-	4,402,139
National Treasury Bill in pesos, maturity 05-23-2022	5936	2,886,000	1	2,886,000	2,959,775	2,886,000	-	2,886,000
Treasury Bills adjusted by CER, maturity 12-16-2022	9112	2,372,479	2	2,372,479	-	2,372,479	-	2,372,479
Treasury Bills adjusted by CER, maturity 06-30-2022	5940	1,386,000	1	1,386,000	1,401,540	1,386,000	-	1,386,000
Treasury Bills adjusted by CER, maturity 10-21-2022	5969	1,146,000	1	1,146,000	1,149,089	1,146,000	-	1,146,000
National Treasury Bond adjusted by 1.55% CER, in pesos, maturity 07-26-2024	5405	1,039,095	1	1,039,095	-	1,039,095	-	1,039,095
Discount Treasury Bills in pesos, maturity 04-29-2022	5948	996,915	1	996,915	-	996,915	-	996,915
Treasury Bills adjusted by CER, maturity 02-22-2022	5500	-	1	-	7,314,613	-	-	-
Treasury Bonds adjusted by 1.20% CERmaturity 03-18-2022.	5491/81034	-	1	-	4,904,704	-	-	-
Treasury Bills adjusted by CER, maturity 04-18-2022	5934	-	1	-	1,586,952	-	-	-
Subtotal Government Securities - In pesos		67,418,662		67,418,662	60,070,437	67,418,662	-	67,418,662

Government Securities - In foreign currency

Dollar-linked Treasury Bonds. Maturity 11-30-2022	5937	1,116,518	1	1,116,518	1,254,712	1,116,518	-	1,116,518
Dollar-linked Treasury Bonds. Maturity 04-28-2023	5928	546,025	1	546,025	623,715	546,025	-	546,025
Subtotal Government Securities - In foreign currency		1,662,543		1,662,543	1,878,427	1,662,543	-	1,662,543

BCRA Bills
BCRA Liquidity Bills in pesos maturity 04-05-2022	13811	57,683,958	2	57,683,958	-	57,683,958	-	57,683,958
BCRA Liquidity Bills in pesos maturity 04-26-2022	13817	29,079,335	2	29,079,335	-	29,079,335	-	29,079,335
BCRA Liquidity Bills in pesos maturity 04-28-2022	13818	29,009,697	2	29,009,697	-	29,009,697	-	29,009,697
BCRA Liquidity Bills in pesos maturity 07-27-2022	13794	26,173,852	2	26,173,852	-	26,173,852	-	26,173,852
BCRA Liquidity Bills in pesos maturity 04-21-2022	13816	22,915,762	2	22,915,762	-	22,915,762	-	22,915,762
BCRA Liquidity Bills in pesos maturity 04-12-2022	13813	21,685,775	2	21,685,775	-	21,685,775	-	21,685,775
BCRA Liquidity Bills in pesos maturity 04-07-2022	13812	19,832,866	2	19,832,866	-	19,832,866	-	19,832,866
BCRA Liquidity Bills in pesos maturity 04-13-2022	13814	19,198,452	2	19,198,452	-	19,198,452	-	19,198,452
BCRA Liquidity Bills in pesos maturity 04-19-2022	13815	14,173,455	2	14,173,455	-	14,173,455	-	14,173,455
BCRA Liquidity Bills in pesos maturity 10-28-2021	13778	-	2	-	28,252,269	-	-	-
BCRA Liquidity Bills in pesos maturity 10-14-2021	13776	-	2	-	22,765,679	-	-	-
BCRA Liquidity Bills in pesos maturity 10-26-2021	13774	-	2	-	13,757,883	-	-	-
BCRA Liquidity Bills in pesos maturity 10-12-2021	13775	-	2	-	13,386,433	-	-	-
BCRA Liquidity Bills in pesos maturity 10-07-2021	13779	-	2	-	12,406,012	-	-	-
BCRA Liquidity Bills in pesos maturity 10-19-2021	13772	-	2	-	11,547,557	-	-	-
BCRA Liquidity Bills in pesos maturity 10-21-2021	13773		2	-	11,523,881	-	-	-
BCRA Liquidity Bills in pesos maturity 10-05-2021	13777	-	2	-	11,359,501	-	-	-
Subtotal BCRA Bills		239,753,152		239,753,152	124,999,215	239,753,152	-	239,753,152

BCRA Bills - In pesos
Nobacs ARS floating rate, maturity 08-24-2022	21110	24,014,300	2	24,014,300	-	24,014,300	-	24,014,300
Subtotal BCRA Bills, in pesos		24,014,300		24,014,300	-	24,014,300	-	24,014,300

Private Securities - In pesos
Corporate Bond Arcor Class 17 UVA maturity 10-20-2025	55692	328,622	3	328,622	346,773	328,622	-	328,622
Corporate Bond Ledesma Class 10 maturity 05-27-2022	55500	262,535	3	262,535	301,264	262,535	-	262,535
Corporate Bond New San Class 10 ARS maturity 12-20-2022	55856	194,558	3	194,558	224,133	194,558	-	194,558
Corporate Bond Petroquimica Rivadavia Class G floating rate, maturity 05-31-2022	55388	78,163	3	78,163	90,171	78,163	-	78,163
Subtotal Private Securities - In Pesos		863,878		863,878	962,341	863,878	-	863,878

Private Securities - In foreign currency
Corporate Bond EN ME PCR Class H	55849	169,889	2	169,889	183,709	169,889	-	169,889
Corporate Bond Molinos Agro SA U$S Link maturity 05-18-2023	55364	167,340	3	167,340	185,737	167,340	-	167,340
Corporate Bond Oil y Gas maturity 08-27-2025	55584	117,656	3	117,656	126,458	117,656	-	117,656
Corporate Bond Luz de Tres Picos U$S maturity 10-28-2024	55710	107,081	3	107,081	119,741	107,081	-	107,081
Subtotal Private Securities		561,966		561,966	615,645	561,966	-	561,966

TOTAL DEBT SECURITIES MEASURED AT FAIR VALUE THROUGH OCI		334,274,501		334,274,501	188,526,065	334,274,501	-	334,274,501

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	value	value	no options	Options	Final position
			level	03.31.22	12.31.21

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST
Government Securities - In Pesos
Argentine Treasury Bond in pesos, at 22% fixed rate, maturity May 2022	5496	25,355,444	2	25,355,444	26,191,668	25,355,444	-	25,355,444
Subtotal Government Securities - In Pesos		25,355,444		25,355,444	26,191,668	25,355,444	-	25,355,444

TOTAL DEBT SECURITIES MEASURED AT AMORTIZED COST		25,355,444		25,355,444	26,191,668	25,355,444	-	25,355,444

TOTAL OTHER DEBT SECURITIES		359,629,945		359,629,945	214,717,733	359,629,945	-	359,629,945

EQUITY INSTRUMENTS

Local:
Private Securities - In pesos
BYMA- Bolsas y Mercados Argentina Share		308,000	1	308,000	301,781	308,000	-	308,000
Mercado de Valores de Bs. As. Share		168,407	1	168,407	144,288	168,407	-	168,407
Other		239	2	239	277	239	-	239
Prisma Medios de Pago S.A.		-	3	-	2,085,746	-	-	-

Foreign:
Private Securities - In foreign currency
Other		36,358	2	36,358	41,604	36,358	-	36,358
TOTAL EQUITY INSTRUMENTS		513,004		513,004	2,573,696	513,004	-	513,004

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL
PERFORMANCE AND GUARANTEES RECEIVED
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	03.31.22	12.31.21

COMMERCIAL PORTFOLIO

Normal performance	118,912,252	127,880,470
Preferred collaterals and counter-guarantees "A"	470,209	6,208,536
Preferred collaterals and counter-guarantees "B"	533,481	718,769
No preferred collaterals and counter-guarantees	117,908,562	120,953,165

Troubled	554,662	612,013
No preferred collaterals and counter-guarantees	554,662	612,013

With high risk of insolvency	89,190	173,847
No preferred collaterals and counter-guarantees	89,190	173,847

Uncollectible	330,195	2,012,541
Preferred collaterals and counter-guarantees "B"	160,188	185,930
No preferred collaterals and counter-guarantees	170,007	1,826,611

TOTAL	119,886,299	130,678,871

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL
PERFORMANCE AND GUARANTEES RECEIVED
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	03.31.22	12.31.21

CONSUMER AND HOUSING PORTFOLIO

Normal performance	275,910,618	302,405,701
Preferred collaterals and counter-guarantees "A"	156,865	127,396
Preferred collaterals and counter-guarantees "B"	28,770,059	30,607,809
No preferred collaterals and counter-guarantees	246,983,694	271,670,496

Low risk	3,050,965	2,830,797
Preferred collaterals and counter-guarantees "A"	25	2
Preferred collaterals and counter-guarantees "B"	256,814	189,233
No preferred collaterals and counter-guarantees	2,794,126	2,641,562

Low risk - with special follow-up	134,254	195,758
No preferred collaterals and counter-guarantees	134,254	195,758

Medium risk	2,157,745	2,342,038
Preferred collaterals and counter-guarantees "B"	47,506	101,834
No preferred collaterals and counter-guarantees	2,110,239	2,240,204

High risk	1,702,936	2,787,869
Preferred collaterals and counter-guarantees "A"	40	46
Preferred collaterals and counter-guarantees "B"	96,318	99,883
No preferred collaterals and counter-guarantees	1,606,578	2,687,940

Uncollectible	313,263	387,410
Preferred collaterals and counter-guarantees "A"	2,774	2,982
Preferred collaterals and counter-guarantees "B"	58,930	59,659
No preferred collaterals and counter-guarantees	251,559	324,769

TOTAL	283,269,781	310,949,573

GRAND TOTAL	403,156,080	441,628,444

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	03.31.22		12.31.21
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	42,728,524	10.60%	38,144,517	8.64%
50 following largest customers	35,610,080	8.83%	46,810,786	10.60%
100 following largest customers	22,617,855	5.61%	25,764,271	5.83%
All other customers	302,199,621	74.96%	330,908,870	74.93%

TOTAL	403,156,080	100.00%	441,628,444	100.00%

								EXHIBIT D
BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
AS OF MARCH 31, 2022
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements) (1)

	Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	555	-	-	-	-	-	555
B.C.R.A.	-	3,037	-	-	-	-	-	3,037
Financial sector	-	4,750,525	1,409,422	1,668,288	2,934,075	3,369,423	2,081,133	16,212,866
Non-financial private sector
and residents abroad	4,115,952	194,314,449	47,657,741	41,652,277	39,105,638	38,612,107	72,550,693	438,008,857

	4,115,952	199,068,566	49,067,163	43,320,565	42,039,713	41,981,530	74,631,826	454,225,315

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

				EXHIBIT H

DEPOSITS CONCENTRATION
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

	03.31.22		12.31.21
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	98,424,168	12.36%	88,103,600	10.73%

50 following largest customers	97,209,950	12.21%	90,334,138	11.01%

100 following largest customers	35,565,874	4.47%	39,859,283	4.86%

All other customers	565,153,405	70.96%	602,527,820	73.40%

TOTAL	796,353,397	100.00%	820,824,841	100.00%

							EXHIBIT I

(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements) (1)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24	TOTAL
						months

Deposits	676,261,112	70,607,212	68,514,530	681,229	27,020	124	816,091,227
Non-financial government sector	17,551,581	70,857	-	-	-	-	17,622,438
Financial sector	436,125	-	-	-	-	-	436,125
Non-financial private sector and residents abroad	658,273,406	70,536,355	68,514,530	681,229	27,020	124	798,032,664
Liabilities at fair value through profit or loss	20	-	-	-	-	-	20
Derivative instruments	327,363	-	-	-	-	-	327,363
Other financial liabilities	68,075,425	236,733	318,084	581,160	812,923	3,547,504	73,571,829
Financing received from the BCRA and other financial institutions	654,774	-	-	-	-	-	654,774

TOTAL	745,318,694	70,843,945	68,832,614	1,262,389	839,943	3,547,628	890,645,213

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

							EXHIBIT J

PROVISIONS
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

				Decreases
Accounts	Balances					Monetary gain (loss) generated by provisions	Balances
	at the beginning	Increases		Reversals	Uses		as of 03.31.22
	of the year

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	990,832	143,686	(1)(4)	-	-	(133,020)	1,001,498

- For administrative, disciplinary and criminal penalties	5,803	-		-	-	(803)	5,000

- Provisions for reorganization	1,559,317	145,055	(3)	16,189	500,028	(187,016)	1,001,139

- Provisions for termination plans	305,511	-		-	-	(42,297)	263,214

- Other	3,551,841	468,622	(2)	-	40,152	(519,582)	3,460,729

TOTAL PROVISIONS	6,413,304	757,363		16,189	540,180	(882,718)	5,731,580

(1)	Set up in compliance with the provisions of Comunication "A" 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(3)	See Note 27 to the Consolidated Financial Statements.
(4)	It includes an increase of 339 for exchange differences in foreign currency provisions for contingent commitments.

EXHIBITL

BALANCES IN FOREIGN CURRENCY
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos constant currency - Note 3 to the consolidated financial of statements)

ACCOUNTS	TOTAL	As of 03.31.22(per curremcy)				TOTAL
	AS OF					AS OF
ASSETS	03.31.22	Dollar	Euro	Real	Other	12.31.21

Cash and deposits in banks	156,430,977	149,026,636	7,127,311	41,653	235,377	173,883,978
Debt securities at fair value through profit or loss	741,188	741,188	-	-	-	-
Other financial assets	5,246,037	5,243,307	2,730	-	-	3,346,754
Loans and other financing	21,014,359	20,990,545	23,814	-	-	22,092,595
Non-financial government sector	85	85	-	-	-	15
Other financial institutions	281	281	-	-	-	195,393
Non-financial private sector and residents abroad	21,013,993	20,990,179	23,814	-	-	21,897,187
Other debt securities	2,224,509	2,224,509	-	-	-	2,494,072
Financial assets pledged as collateral	5,790,349	5,790,349	-	-	-	6,528,241
Investments in equity instruments	36,358	36,358	-	-	-	41,604

TOTAL ASSETS	191,483,777	184,052,892	7,153,855	41,653	235,377	208,387,244

LIABILITIES

Deposits	174,253,455	170,996,863	3,256,592	-	-	192,997,504
Non-financial government sector	7,172,190	7,153,458	18,732	-	-	3,728,497
Financial sector	45,351	44,399	952	-	-	40,523
Non-financial private sector and residents abroad	167,035,914	163,799,006	3,236,908	-	-	189,228,484
Liabilities at fair value through profit or loss	20	20	-	-	-	-
Other financial liabilities	13,797,835	13,062,363	709,398	-	26,074	11,925,637
Financing received from the BCRA and other financial institutions	498,332	498,332	-	-	-	590,505
Other non-financial liabilities	4,318,759	2,549,353	1,769,406	-	-	4,787,946

TOTAL LIABILITIES	192,868,401	187,106,931	5,735,396	-	26,074	210,301,592

EXHIBIT O

DERIVATIVES
AS OF MARCH 31, 2022
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

Type of Contract	Purpose of the transactions	Underlying asset	Type of settlement	Scope of negotiation or counterparty	Wighted average term originally agreed	Residual weighted average term	Weighted average term of Differences Settlement	Amount

REPO TRANSACTIONS (1)	Financial transactions own account	Other	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	1	81,335,940

FUTURES	Financial transactions own account	Foreign Currency	Daily differences	ROFEX	3	2	1	114,946,117

FUTURES	Financial transactions own account	Foreign Currency	Upon maturity of differences	RESIDENTS ABROAD FINANCIAL SECTOR	1	1	4	349,701

FUTURES	Financial transactions own account	Foreign Currency	Upon maturity of differences	RESIDENTS IN THE COUNTRY NON-FINANCIAL SECTOR	1	2	13	94,328,371

(1) Repo transactions, included as required by Communication A "6324" of the BCRA

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated financial statements)

			ECL of remaining life of the financial asset
Accounts	Balances	ECL for the			Monetarty gain/	Balances
	as of 12.31.21	following	FI with significant	FI with credit	(loss)	as of 03.31.22
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	299,672	8,123	-	10,941	(41,789)	276,947

Loans and other financing	15,614,681	587,535	(2,974)	(2,125,738)	(2,169,230)	11,904,274
Other financial institutions	382,325	51,175	76,879	(1,264)	(48,972)	460,143
Non-financial private sector and residents abroad	15,232,356	536,360	(79,853)	(2,124,474)	(2,120,258)	11,444,131
Overdrafts	373,408	214,815	30,141	13,342	(60,615)	571,091
Instruments	697,567	(60,324)	28,114	(16,164)	(96,798)	552,395
Mortgage loans	853,264	6,448	83,092	(19,641)	(119,152)	804,011
Pledge loans	114,980	890	(351)	4,910	(16,283)	104,146
Consumer loans	2,980,427	71,686	(50,239)	(204,399)	(381,193)	2,416,282
Credit card loans	5,646,052	(2,670)	30,173	806	(768,725)	4,905,636
Finance leases	109,068	(3,683)	573	(12,960)	(14,695)	78,303
Other	4,457,590	309,198	(201,356)	(1,890,368)	(662,797)	2,012,267

Other debt securities	17,538	9,167	-	-	(2,557)	24,148

Contingent commitments	990,832	113,477	26,322	3,887	(133,020)	1,001,498

TOTAL ALLOWANCES	16,922,723	718,302	23,348	(2,110,910)	(2,346,596)	13,206,867

REPORTING SUMMARY FOR

THE PERIOD ENDED

MARCH 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency –Note 3 to the consolidated condensed interim financial statements)

These consolidated condensed interim financial statements as of March 31, 2022 and for the three-month period then ended, were prepared in accordance with the reporting framework set forth by the BCRA that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity and the consolidated entities thereof (Group “C” entities) have applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector, which were excluded from the scope of such standard.

If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of March 31, 2022 and December 31, 2021 would have been reduced by approximately 2,105,758 and 2,218,881, respectively, net of the deferred tax effect.

Group “C” entities (the Entity’s consolidated entities) have applied the expected credit loss model mentioned in the first paragraph since January 1, 2022 as set forth in Communication “A” 6938, as supplemented.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recognized under “Investments in Equity Instruments” as of December 31, 2021 and December 31, 2020 (see Note 16 to the consolidated financial statements).

Additionally, the Bank recognized an adjustment to prior years’ profits, at the request of the BCRA. By means of Memorandum No. 8/2021 dated May 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on the items “Investments in Equity Instruments” by 2,508,271(decrease) and “Unappropriated retained earnings” by 1,755,774 (net decrease in deferred income tax) in the comparative consolidated statement of financial position as of December 31, 2021 and in the comparative consolidated statement of changes in shareholders’ equity as of March 31, 2021.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

In determining the valuation of such equity interest, the Bank followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

During March 2022, the transfer of all the shares corresponding to the above mentioned interest was made, accounting for the income (loss) from the sale during the quarter ended on March 31, 2022.

c)	Memorandum No. 6/2017 on income tax reassessment

On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. As described in Note 15 to the consolidated financial statements, such provision was fully reversed as from June 30, 2021.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of March 31, 2022 and December 31, 2021.

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group—its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of March 31, 2022, the Entity's total assets, liabilities and shareholders' equity amounted to 1,169,081,367; 974,931,136; and 194,150,231; respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 3.4 million active customers as of March 31, 2022. That network includes 243 branches providing services to the retail segment and also to small and medium sized-enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 884 ATMs, 855 self-service terminals, 15 in-company banks, two points of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina SA. has 5,852 employees, including 99 employees of BBVA Asset Management Argentina S.A.U., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees at the end of the month, including structural, temporary and expatriate employees).

The loans portfolio net of allowance for loan losses totaled $ 405,823,818 as of March 31, 2022, reflecting a 8.08% decrease as compared to the previous year.

As it relates to consumer loans, including personal loans, credit cards, mortgage loans and pledge loans, the latter decreased the least, by 1.10% compared with March 31, 2021.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 7.89% at period-end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The non performing ratio (Financings non performing/total financing) was 1.29%, with a coverage level (total allowances/non performing) of 219.76% as of March 31, 2022.

The exposure for securities as of March 31, 2022 totaled $ 437,430,627, including repos.

In terms of liabilities, customers’ resources totaled $ 797,313,834, with a 1.23% increase over the last twelve months.

Banco BBVA Argentina S.A. consolidated market share in private deposits reached 7.12% at period-end, based on BCRA’s daily information (principal balance as of the last day of each quarter).

Breakdown of changes in the main income/loss items

Banco BBVA Argentina S.A. recorded an accumulated profit of 4,034,229 as of March 31, 2022, representing a return on average shareholders' equity of 2.12%, a return on average assets of 0.35%, and a return on average liabilities of 0.42%.

Accumulated net interest income totaled 39,228,769, up by 17.37% compared to March 2021. Such increase was driven by increased interest income from loans to the financial sector, interest on credit card loans and interest and other amounts of financial assets with credit value impairment.

Accumulated net commission income totaled 6,634,291 accounting for a 27.48% increase compared to March 2021. This increase was due to an increase in commissions related to credits and obligations and lower commissions related to transactions with securities.

Accumulated administrative expenses and personnel benefits totaled 18,579,261, up by 7.22% vis-a-vis March 2021. This increase was due to a higher expense in rentals and advertising

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

Outlook

The status of the COVID-19 pandemic continued to improve during the first quarter of 2022, despite the Omicron variant that occurred mainly during January 2022. This has allowed for continued progress in the recovery of economic activity although in an environment that presents major challenges despite the new arrangement with the International Monetary Fund (March 2022) with very high inflation and a pressured exchange rate.

The banking system is influenced by the high inflation scenario. At the end of March 2022 both private credit, as well as private deposits, grew 9% comparative with December 2021 (source: BCRA siscen reporting regime as of March 31, 2022. Capital balances as of the last day of each period, in nominal terms). Meanwhile, the total NPL ratio decreased to 4.2%, compared to 4.3% as of December 2021 (source: Banking Report, BCRA, latest available data February 2022).

BBVA Argentina continues to actively monitor its businesses, financial position, and results of operations, and believes it is competitively positioned to face the challenges posed by the prevailing context. The Bank’s funding costs are low due to an adequate deposit mix, a strong capital and liquidity position, and an optimal portfolio quality vis-a-vis the financial system.

Corporate responsibility is embedded in the Bank’s business model, driving financial inclusion and education, and supporting scientific research and culture. BBVA Argentina operates with uttermost integrity, long-term vision and best practices, and has a presence among the main sustainability indexes through BBVA Group.

The Bank's digital transformation is bearing fruit and is now an inherent part of the way the institution does business. Our customers’ response has been satisfactory, and we are convinced that we are on the right track to maintain and enhance our competitive position in the financial system.

At the end of March 2022, the penetration of digital customers reached 62%, unchanged from the same period of the previous year, while that of mobile customers reached 54%, up from 52% at March 2021. This trend is stabilizing in light of the fact that customers’ adoption of digital media had surged due to the pandemic.

The Bank’s goal for 2022 will be to maintain its current strength built all over the years, as long as the prevailing uncertainty scenario persists.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

CONSOLIDATED BALANCE SHEET STRUCTURE
COMPARATIVE WITH PREVIOUS PERIODS
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed financial statements)

	03.31.22	03.31.21	03.31.20	03.31.19

Total Assets	1,169,081,367	1,150,811,640	1,134,287,075	1,311,121,567

Total Liabilities	974,931,136	964,829,337	937,865,519	1,135,459,331

Shareholders' Equity	190,558,514	182,300,525	192,601,941	175,552,071

Minority Interest	3,591,717	3,681,778	3,819,615	110,165

Total Liabilities + Shareholders' Equity +
Minority Interest	1,169,081,367	1,150,811,640	1,134,287,075	1,311,121,567

CONSOLIDATED STATEMENT OF INCOME STRUCTURE
COMPARATIVE WITH PREVIOUS PERIODS
(Stated in thousands of pesos in constant currency - Note 3 to the interim consolidated condensed financial statements)

	03.31.22	03.31.21	03.31.20	03.31.19

Net interest income	39,228,769	33,422,315	36,377,455	33,286,163

Net commission income	6,634,291	5,204,059	4,150,466	5,093,921

Net income from measurement of financial instruments at fair value through profit or loss	4,085,612	2,482,404	2,189,105	8,302,892
Net (loss) from derecognition of assets at amortized cost and at fair value through OCI	(34,245)	(51,187)	(1,621,596)	(13,860)
Foreign exchange and gold gains/(losses)	1,711,508	1,389,125	2,737,552	4,371,532
Other operating income	3,374,744	2,399,037	2,298,791	11,655,879
Loan loss provision	(2,269,249)	(2,968,414)	(3,591,816)	(3,579,097)

Net operating income	52,731,430	41,877,339	42,539,957	59,117,430

Personnel benefits	(9,064,540)	(9,058,615)	(9,822,237)	(9,298,237)
Administrative expenses	(9,514,721)	(8,269,664)	(7,943,020)	(6,992,671)
Asset depreciation and impairment	(1,634,552)	(1,658,133)	(1,820,494)	(2,720,362)
Other operating expenses	(7,754,311)	(7,208,701)	(6,884,599)	(9,976,913)

Operating income	24,763,306	15,682,226	16,069,607	30,129,247

Income/(loss) from associates and joint ventures	(267,153)	(45,480)	61,005	(168,840)

Loss from net monetary position	(18,729,162)	(11,711,485)	(8,290,370)	(11,111,413)

Income before income tax from continuing activities	5,766,991	3,925,261	7,840,242	18,848,994

Income tax from continuing activities	(1,732,762)	677,246	(4,789,034)	(8,074,038)

Net income from continuing activities	4,034,229	4,602,507	3,051,208	10,774,956

Net income for the period	4,034,229	4,602,507	3,051,208	10,774,956

CONSOLIDATED CASH FLOW STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL YEARS
(Stated in thousands of pesos in constant currency - Note 3 to the interim consolidated condensed financial statements)

	03.31.22	03.31.21	03.31.20	03.31.19

Net cash flows provided by/(used in) operating activities	(15,266,108)	71,472,794	(31,218,547)	(3,922,585)

Net cash flows used in investing activities	(1,283,702)	(667,236)	(412,821)	3,253,764

Net cash used in financing activities	(1,877,424)	(2,443,362)	(2,878,068)	4,438,763

Effect of exchange rate changes	417,928	1,198,838	9,934,761	9,999,020

Gain/loss on net monetary position of cash and cash equivalents	(36,454,355)	(32,453,529)	(23,945,185)	(36,050,000)

Total cash generated / (used) during the period	(54,463,661)	37,107,505	(48,519,860)	(22,281,038)

COMPARATIVE STATISTICAL DATA
WITH PREVIOUS PERIODS
(variation of balances over the same period of the previous fiscal year)

	03.31.22 / 03.31.21	03.31.21 / 03.31.20	03.31.20 / 03.31.19

Total loans	-8.08%	-8.66%	-20.55%

Total deposits	1.23%	8.55%	-20.68%

Income/(loss)	-12.35%	50.84%	-71.68%

Shareholders' Equity	4.39%	-5.31%	11.82%

		COMPARATIVE RATIOS
		WITH PREVIOUS PERIODS

	03.31.22	03.31.21	03.31.20	03.31.19

Solvency (a)	19.91%	19.28%	20.94%	15.47%

Liquidity (b)	79.64%	72.04%	68.11%	60.93%

Tied-up capital (c)	36.22%	35.29%	34.11%	42.93%

Indebtedness (d)	5.02	5.19	4.77	6.46

(a) Shareholders’ Equity/Liabilities

(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss and other debt securities/deposits.

(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.

(d) Total liabilities/Shareholders’ Equity.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered address: Av. Córdoba 111

City of Buenos Aires, Argentina

I.Report	on financial statements

Introduction

1.	We have reviewed the accompanying interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”) and its subsidiaries, which comprise: (a) the condensed consolidated statement of financial position as of March 31, 2022; (b) the condensed consolidated statements of income and other comprehensive income, changes in shareholders’ equity, and cash flows for the three-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Management and Board of Directors are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board and Management are also responsible for the interim internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Auditor’s responsibilities

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with BCRA minimum external auditing standards applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain matters disclosed in the financial statements

5.	We would like to draw attention to the information contained in the following notes to the financial statements mentioned in paragraph 1:

a)	Note 2. “Basis for the preparation of the Financial Statements – Impairment of financial assets” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which are explained in the note.

b)	Note 2. “Basis for the preparation of the Financial Statements – Measurement of the remaining investment held in Prisma Medios de Pago S.A.”, where the Bank discloses that (i) as of December 31, 2021, to measure the fair value of a specific equity instruments it applied the requirements issued by the BCRA through the memorandum dated April 29, 2019, and March 22, 2021, and (ii) given that in March 2022 the shares related to the abovementioned interest were transferred, the proceeds from the sale thereof were booked under the net income for the current period, and this recognition method differs from the one that should have been afforded under IFRS.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

c)	Note 2. “Basis for the preparation of the Financial Statements – Memorandum No. 6/2017 on income tax reassessment”, whereby the Bank discloses that (i) for the purposes of measuring income tax liabilities it had applied the requirements established by BCRA Memorandum dated May 29, 2017 and (ii) due to the situation occurred in fiscal 2021 the accrual was fully reversed as of June 30, 2021, and the effects were booked under the net income for 2021; this recognition method differs from that which should have been applied under IFRS, since according to the latter, the effect should have been recognized in previous years.

These issues do not change the conclusion stated in paragraph 4, but they should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in the paragraph 1.

6.	As further explained in Note 59. to the condensed consolidated interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	The Bank’s financial statements for the fiscal year ended December 31, 2021, were not audited by us, but by other auditors, who issued an unqualified opinion dated March 3, 2022, on the financial reporting framework set forth by the BCRA on such financial statements. In addition, the Bank’s financial statements for the three-month period ended March 31, 2021, were not reviewed by us but by other auditors, who expressed an unqualified conclusion dated May 26, 2021, on such financial statements.

8.	We also issued a separate report on the interim separate condensed financial statements of BANCO BBVA ARGENTINA S.A. as of the same date and for the same period indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed consolidated financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations considering what is mentioned in note 57.

b)	As of March 31, 2022, liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s accounting books, amounted to ARS 496,178,371 none of which was due and payable as of that date.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

c)	The information included in the “Consolidated Balance Sheet Structure”, the “Consolidated Statement of Income Structure” and the “Consolidated Cash Flow Structure” of the Reporting Summary for the Fiscal Period ended March 31, 2022 filed by the Bank jointly with the financial statements to comply with CNV (Argentine Securities Commission) regulations, arises from the Bank’s accompanying interim condensed consolidated financial statements as of March 31, 2022, and as of March 31, 2021, 2020, and 2019, which are not included as exhibits. In addition, we report that the interim condensed consolidated financial statements as of March 31, 2021, 2020, and 2019, to which we refer, which should be read jointly with this report, were reviewed by other auditors who issued their review reports on May 26, 2021, June 8, 2020, and May 8, 2019, respectively.

The figures of the comparative information have been restated to consider the changes in the currency general purchasing power and are thus stated in the constant currency as of the end of the reporting period.

d)  As stated in note 52 to the accompanying condensed consolidated financial statements, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of March 31, 2022.

City of Buenos Aires, Argentina

May 19, 2022

PISTRELLI, HENRY MARTIN Y ASOCIADOS
JAVIER J. HUICI Partner Certified Public Accountant (U.B.A.)

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED
SEPARATE FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered address: Av. Córdoba 111

City of Buenos Aires, Argentina

I.Report	on financial statements

Introduction

1.	We have reviewed the accompanying interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”), which comprise: (a) the condensed separate statement of financial position as of March 31, 2022; (b) the condensed separate statements of income and other comprehensive income, changes in shareholders’ equity, and cash flows for the three-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Management and Board of Directors are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Auditor’s responsibilities

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with B.C.R.A. minimum external auditing standards applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain matters disclosed in the financial statements

5.	We would like to draw attention to the information contained in the following notes to the financial statements mentioned in paragraph 1:

a)	Note 2. “Basis for the preparation of the Financial statements – Impairment of financial assets” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which are explained in the note.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

b)	Note 2. “Basis for the preparation of the Financial Statements – Measurement of the remaining investment held in Prisma Medios de Pago S.A.”, where the Bank discloses that (i) as of December 31, 2021, to measure the fair value of a specific equity instruments it applied the requirements issued by the BCRA through the memorandum dated April 29, 2019, and March 22, 2021, and (ii) given that in March 2022 the shares related to the abovementioned interest were transferred, the proceeds from the sale thereof were booked under net income for the current period, and this recognition method differs from the one that should have been afforded under IFRS.

c)	Note 2. “Basis for the preparation of the Financial Statements – Memorandum No. 6/2017 on income tax reassessment”, whereby the Bank discloses that (i) for the purposes of measuring income tax liabilities it had applied the requirements established by BCRA Memorandum dated May 29, 2017 and (ii) due to the situation occurred in fiscal 2021 the accrual was fully reversed as of June 30, 2021, and the effects were booked under the net income for 2021; this recognition method differs from that which should have been applied under IFRS, since according to the latter, the effect should have been recognized in previous years.

These issues do not change the conclusion stated in paragraph 4, but they should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in the paragraph 1.

6.	As further explained in Note 43. to the condensed separated interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	The Bank’s financial statements for the fiscal year ended December 31, 2021, were not audited by us, but by other auditors, who issued an unqualified opinion dated March 3, 2022, on the financial reporting framework set forth by the BCRA on such financial statements. In addition, the Bank’s financial statements for the three-month period ended March 31, 2021, were not reviewed by us but by other auditors, who expressed an unqualified conclusion dated May 26, 2021, on such financial statements.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

8.	We also issued a separate report on the interim consolidated condensed financial statements of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of the same date and for the same period indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed separate financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations considering what was mentioned in note 57 to the condensed consolidated financial statements.

b)	As of March 31, 2022, liabilities accrued in contributions to the Integrated Pension Fund System resulting from the Bank’s accounting books amounted to ARS 496,178,371, none of which was due and payable as of that date.

c)	As stated in note 52 to the condensed consolidated financial statements as of such date, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV (Argentine Securities Commission) regulations for these items as of March 31, 2022.

City of Buenos Aires, Argentina

May 19, 2022

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
JAVIER J. HUICI Partner Certified Public Accountant (U.B.A.)

SUPERVISORY COMMITTEE'S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered Office: Av. Córdoba 111

City of Buenos Aires

1.   Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA” or the “Entity”) designated at the General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2022, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19550, we have reviewed the consolidated condensed interim financial statements and its subsidiaries as of March 31, 2022, which include the consolidated condensed statement of financial position as of March 31, 2022, the consolidated condensed statements of income and other comprehensive income, changes in shareholders’ equity, and cash flows for the three-month period then ended and a summary of the significant accounting policies and other explanatory information included in their respective supplementary notes and exhibits, as well as the separate condensed financial statements of BBVA as of March 31, 2022, and the separate condensed statement of financial position as of March 31, 2022, the separate condensed statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, and a summary of the significant accounting policies and other explanatory information included in their supplementary notes and exhibits.

2.   Scope of our Review

In discharging our duties, we have examined the work performed by the Entity’s external auditors PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L., who, on May 19, 2022, issued their limited review report on the interim financial statements as of March 31, 2022, including an unqualified conclusion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in section I.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3.   Supervisory Committee’s Opinion

Based on our review, we have no observations to raise, except as stated in paragraph 4, on the accompanying interim financial statements of BBVA for the three-month period ended March 31, 2022 referred to in the first paragraph of Section 1 of this report. Furthermore, such financial statements reflect all substantial facts and circumstances that are known to us.

4. Emphasis Matter

As explained in Note 2 to the accompanying consolidated and separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i. as stated in Note 2., to the accompanying consolidated and separate financial statements, “Basis for the preparation of the Financial Statements – Impairment of financial assets”, in which the Entity quantifies the effects that the application of paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” to the financial assets comprising exposures to the public sector would have on the financial statements, which financial assets were temporarily excluded from said application by Communication “A” 6847 of the BCRA, as explained in said note.

ii. as stated in Note 2., to the accompanying consolidated and separate financial statements, “Basis for the preparation of financial statements – Measurement of the remaining investment held in Prisma Medios de Pago S.A.”, in which the Entity exposes that (i) as of December 31, 2021, for the purposes of measuring an investment in certain equity instruments at fair value, it has applied the standards set forth by the BCRA by means of Memoranda dated April 29, 2019 and March 22, 2021, and (ii) since during March 2022 the transfer of the shares corresponding to said interest was made, the Entity accounted for the proceeds of the sale in the income / (loss) for the current period, what differs from the recognition criteria that would have applied if IFRS had been applied.

iii. as stated in Note 2., to the accompanying consolidated and separate financial statements, “Basis for the preparation of Financial Statements – Memorandum No. 6/2017 on income tax reassessment”, in which the Entities exposes that (i) for the purposes of measuring income tax liabilities, it has applied the standards set forth by the BCRA by means of a Memorandum dated May 29, 2017 and (ii) due to the situation verified in fiscal year 2021, the provision accounted for has been fully reversed as of June 30, 2021, accounting for the effect in income/(loss) for fiscal year 2021, what differs from the recognition criteria that would have applied if IFRS had been applied, pursuant to which the effect shall have been recognized in previous years.

Other matters

The Entity’s financial statements for the fiscal year ended December 31, 2021 were not audited by PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. but by other auditors, who on March 3, 2022, expressed an unqualified opinion with respect to the financial reporting framework set forth by the BCRA on such financial statements. In addition, the Entity’s financial statements for the three-month period ended March 31, 2021 were reviewed by other auditors who, on May 26, 2021, expressed an unqualified conclusion on such financial statements.

5.     Information Required by Applicable Provisions

We hereby report that in accordance with applicable standards in force, the enclosed consolidated condensed interim financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and arise from the accounting records kept, in all formal aspects, in accordance with the current laws considering what was mentioned in note 57 to the consolidated and separate condensed financial statements.

We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19550.

We further represent that Dr. Alejandro Mosquera is expressly authorized to individually sign, on behalf of the Supervisory Committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, May 19, 2022

ALEJANDRO MOSQUERA ATTORNEY
CPACF Volume 30 – Page 536
CPSI Volume XXII – Page 433
On behalf of Supervisory Committee